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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

The Wiser Oil Company
(Name of Subject Company)

The Wiser Oil Company
(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

977284108
(CUSIP Number of Class of Securities)

George K. Hickox, Jr.
Chief Executive Officer
The Wiser Oil Company
8115 Preston Road, Suite 400
Dallas, Texas 75225
(214) 265-0080
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Van Oliver Vice President and General Counsel The Wiser Oil Company 8115 Preston Road, Suite 400 Dallas, Texas 75225 (214) 265-0080	Lori L. Lasher Reed Smith LLP 2500 One Liberty Place 1650 Market Street Philadelphia, Pennsylvania 19103 (215) 851-8100	Joe Dannenmaier Ann Marie Cowdrey Thompson & Knight LLP 1700 Pacific Avenue Suite 3300 Dallas, Texas 75201 (214) 969-1700
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1. SUBJECT COMPANY INFORMATION

        Name and Address.    The name of the subject company is The Wiser Oil Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 8115 Preston Road, Suite 400, Dallas, Texas 75225 and the telephone number at such principal executive offices is (214) 265-0080.

        Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Schedule 14D-9") relates is the common stock, par value $0.01 per share, of the Company, which is hereinafter referred to as the "Shares." As of May 20, 2004 there were 15,471,007 Shares issued and outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

        Name and Address.    The name, business address and business telephone number of the Company, which is the filing person for purposes of this Schedule 14D-9, are set forth in Item 1 above.

        Tender Offer.    This Schedule 14D-9 relates to the offer by TWOCO Acquisition Corp., a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Forest Oil Corporation, a New York corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") dated May 28, 2004 (as amended or supplemented from time to time, the "Schedule TO"), to purchase all of the issued and outstanding Shares at a purchase price of $10.60 per Share, net to the seller in cash, without interest thereon (such price, or any higher price as may be paid in the Offer (as defined below), being referred to as the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 28, 2004, and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

        The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer at least that number of Shares that constitutes more than 50% of the voting power on the date of purchase (determined on a fully diluted basis but excluding the Warrants) of all securities of the Company entitled to vote in the election of directors or in a merger (the "Minimum Condition"). As of May 20, 2004, 15,471,007 Shares were issued and outstanding, 540,750 Shares were issuable pursuant to options ("Options") and 741,716 Shares were issuable pursuant to outstanding warrants ("Warrants"). Based on the foregoing and assuming no additional Shares (or options, warrants or rights exercisable for, or convertible securities convertible into Shares) have been issued since May 20, 2004 (other than Shares issued pursuant to the exercise of Options referred to above), if 8,005,879 Shares were validly tendered and not withdrawn prior to the Acceptance Date (as hereinafter defined) pursuant to the terms of the Offer, the Minimum Condition would be satisfied.

        The Offer is being made pursuant to that certain Agreement and Plan of Merger, dated as of May 21, 2004, by and among Purchaser, Parent and the Company (the "Merger Agreement"). The Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The Merger Agreement provides, among other things, that as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction or waiver of certain other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by Purchaser or Parent, or any direct or indirect wholly owned subsidiary of Parent or any wholly-owned subsidiary of the Company, and other than Shares held by stockholders who are entitled to and have properly exercised appraisal rights under Delaware Law) shall be canceled and converted automatically into the right to receive $10.60 in cash, or any higher price that may be paid per Share in the Offer, without interest (the "Merger Consideration"). Stockholders who have properly demanded appraisal rights in accordance with Section 262 of Delaware Law will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by Delaware Law.

        As an inducement to Parent and Purchaser to enter into the Merger Agreement, Wiser Investors, L.P. ("WILP"), Wiser Investment Company, LLC ("WIC") and Dimeling, Schreiber & Park Reorganization Fund II, L.P. ("DSP") (each of WILP, WIC and DSP are referred to herein individually as a "Supporting Stockholder" and collectively as the "Supporting Stockholders") who together own 6,399,201 Shares (or approximately 41.4% of the issued and outstanding Shares as of May 20, 2004), each entered into a Stockholder Agreement with Parent and Purchaser dated May 21, 2004 (each, a "Stockholder Agreement"). Pursuant to the Stockholder Agreements, the Supporting Stockholders have agreed, among other things, and subject to certain conditions, (i) to tender the Shares owned by such Supporting Stockholders in the Offer, (ii) to not withdraw any Shares tendered in the Offer, and (iii) to vote the Shares owned by such Supporting Stockholders in favor of the Merger Agreement and the approval of the Merger. In addition, the Supporting Stockholders have agreed that in the event the Merger Agreement is terminated because of certain specified reasons and within nine months of such termination a Supporting Stockholder sells any of its securities of the Company (the "Subject Securities"), such Supporting Stockholder must pay to Parent some or all of the value of any consideration received in connection with such sale above the initial Offer Price of $10.60.

        The Schedule TO states that the principal executive offices of Parent are located at 1600 Broadway, Suite 2200, Denver, Colorado 80202 and that the telephone number at such principal executive offices is (303) 812-1400. The principal executive offices of Purchaser are located at 1600 Broadway, Suite 2200, Denver, Colorado 80202 and its telephone number is (303) 812-1400.

        All information contained in this Schedule 14D-9 or incorporated herein by reference concerning Purchaser, Parent or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent, and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by Parent to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

        Unless the context indicates otherwise, as used herein, references to "you" or "Stockholders" shall mean holders of Shares and references to "we" or "us" shall mean the Company.

ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

        Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement (the "Information Statement") pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder (the "Exchange Act"), that is attached as Annex A hereto and incorporated herein by reference. Except as described or referred to in this Schedule 14D-9 (including in the Exhibits hereto and in the Information Statement) or incorporated in this Schedule 14D-9 by reference, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) Parent, Purchaser or their executive officers, directors or affiliates.

        In considering the recommendation of the Board of Directors of the Company (the "Board of Directors") with respect to the Offer, the Merger and the Merger Agreement, and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger which are described below, in Annex A and in the sections of the Offer to Purchase listed below, and which may present them with certain potential conflicts of interest.

        The Board of Directors was aware of these potential conflicts of interest and considered them along with the other matters described below in "Item 4. The Solicitation or Recommendations—Reasons for the Recommendation of the Board of Directors."

Agreements Between Purchaser, Parent, the Company and Stockholders of the Company

        Merger Agreement.    The summary of the Merger Agreement and the description of the conditions of the Offer contained in "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements" and "Section 14. Conditions of the Offer," respectively, of the Offer to Purchase, which is being mailed to Stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

        In the Merger Agreement, the Company granted to Parent the right to designate members of the Board of Directors of the Company effective upon the acceptance by Parent or Purchaser of Shares for payment pursuant to the Offer. Additional information with respect to the appointment of directors is contained in the Information Statement attached to this Schedule 14D-9 as Annex A and a summary of Parent's right to appoint members to the Board of Directors is contained in "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements—The Merger Agreement and Related Agreements—Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer" of the Offer to Purchase.

        Confidentiality Agreement.    On February 23, 2004, the Company and Parent entered into a Confidentiality Agreement (the "Confidentiality Agreement"). Pursuant to the Confidentiality Agreement, each of Parent and the Company has agreed that the Information (as defined below) will be used solely for the purpose of evaluating a possible business combination of Parent and the Company, and unless and until the parties have completed a negotiated transaction pursuant to a definitive agreement, such Information will be kept confidential by both parties and their advisors. However, Parent and the Company may disclose the Information to representatives who need to know such information for the purpose of evaluation a possible business combination transaction.

        The term "Information" is defined in the Confidentiality Agreement to mean any information, which may be confidential, secret or proprietary in nature, obtained from the other party in the evaluation and investigation of a potential business combination transaction, but excludes any information which (i) is or becomes generally available to and known by the public (other than as a result of an unpermitted disclosure by any party or their representatives), (ii) is or becomes available to any party on a non-confidential basis from a source other than the other party or their representatives, so long as such source is not bound by an obligation to keep such information confidential or (iii) is independently acquired or developed by the party without violating the Confidentiality Agreement.

        The Company and Parent have agreed that, until February 23, 2005, neither party will knowingly solicit the employment of any employee of the other party or any of its affiliates as a result of the investigation or due diligence with respect to a possible business combination transaction. However, neither party is prevented from hiring any of the other party's employees who respond to any general solicitations for employment directed to the industry or public as a whole or who contact such party regarding employment without solicitation of such employee.

        The Company and Parent have also agreed that, until February 23, 2005, neither party will, without the prior written approval of the other party (i) in any manner acquire, agree to acquire or make any proposal to acquire any securities or assets of the other party, or any of its subsidiaries, (ii) propose to enter into any merger or other business combination involving the other party or any of its subsidiaries; (iii) make, or in any way participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the other party or its subsidiaries, (iv) otherwise act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of the other party, (v) disclose any intention, plan or arrangement inconsistent with the foregoing or (vi) advise, encourage, provide assistance to or hold discussions with any other persons in connection with any of the foregoing.

        The foregoing summary of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

        Stockholder Agreements.    The summary of the Stockholder Agreements contained in "Section 10. Background of the Offer; Contacts with the Company; the Merger Agreement and Related Agreements" of the Offer to Purchase, which is being mailed to stockholders together with this Schedule 14D-9 and filed as an exhibit to the Schedule TO, is incorporated in this Schedule 14D-9 by reference. Such summary is qualified in its entirety by reference to the Stockholder Agreements, which have been filed as Exhibit (e)(2), (e)(3) and (e)(4) to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference. George Hickox, the Company's Chairman of the Board and Chief Executive Officer, and Scott Smith, a director of the Company, are principals of WIC, which is one of the stockholders that is a party to a Stockholder Agreement. In addition, WIC is a general and limited partner of WILP, and WILP is also a party to a Stockholder Agreement. Rick Schreiber, a director of the Company, is a member of the general partner of DSP, and DSP is also a party to a Stockholder Agreement.

Agreements Between the Company and Its Executive Officers, Directors and Affiliates.

  Employment and Severance Agreements.

        George Hickox entered into an employment agreement with the Company effective May 26, 2000. The employment of Mr. Hickox was for a two-year period commencing on the date of the agreement. The agreement was extended for four additional years beginning May 26, 2002 unless earlier terminated in accordance with the terms thereof. During the employment term, Mr. Hickox will serve as Chief Executive Officer and (to the extent elected or appointed as a director of the Company) Chairman of the Board of the Company, accountable only to the Board. During the employment term, the Company will pay Mr. Hickox for his services a base salary at the rate of $1.00 per year, provided that such base salary may be adjusted from time to time by the Board at its discretion. In addition to base salary, Mr. Hickox will be entitled to participate in all employee benefit plans and programs provided by the Company to its executive officers generally, subject to terms, conditions and administration of such plans and programs. However, Mr. Hickox has agreed that, unless otherwise determined by the Board, he will not be entitled to receive any stock options, restricted stock or other similar stock-based awards under the Company's stock incentive plans. The Employment Agreement also contains provisions regarding the Company furnishing an automobile and housing for Mr. Hickox's use in Dallas, and the reimbursement by the Company of certain of his travel expenses. The Board may terminate Mr. Hickox's employment for cause, and Mr. Hickox has the right to terminate his employment, at any time, by providing at least 30 days' prior written notice. A change in control of the Company does not trigger any payments under this agreement.

        The Wiser Oil Company of Canada ("Wiser Canada") entered into an employment agreement with Eric Panchy in his capacity as its Vice President of Exploration, dated as of September 1, 2001, for a term of one year at a base salary of $165,000 (Can). Wiser Canada also agreed to furnish Mr. Panchy with the right to participate in the Company's savings, stock option and other benefit plans. Upon the occurrence of certain events, including a "change of control," as that term is defined in the agreement, of the Company or Wiser Canada, Mr. Panchy is entitled to receive certain additional compensation and benefits, including two times his then base salary. Mr. Panchy's current base salary is 165,000 (Can.). Consummation of the Offer would be a change of control of the Company under Mr. Panchy's employment agreement. The term of that employment agreement has been twice extended at the same base salary of $165,000 (Can.), with its effectiveness continuing through September 1, 2004. Mr. Panchy was appointed President of Wiser Canada and Executive Vice President of the Company in July, 2003.

        The Company entered into an employment agreement with Matthew Eagleston in his capacity as its President of domestic operations, dated as of October 15, 2003, for a term of one year at a base salary of $175,000. The Company also agreed to furnish Mr. Eagleston with the right to participate in the Company's savings, stock option and other benefit plans. Upon the occurrence of certain events, including a "change of control," as that term is defined in the agreement, of the Company, Mr. Eagleston is entitled to receive certain additional compensation and benefits, including two times his then base salary. Consummation of the Offer would be a change of control of the Company under Mr. Eagleston's employment agreement.

        The foregoing summaries of the Employment and Severance Agreements are qualified in their entirety by reference to the Employment and Severance Agreements, which are filed as Exhibits (e)(7), (e)(8), (e)(9) and (e)(10) to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

        Employee Retention Plan.    Certain executive officers of the Company are also entitled to severance payments based on the length of their service under an employee retention plan. Such severance will equal four (4) weeks of base pay for each year of service, with periods calculated on the basis of 52 weeks per year and service of less than a year prorated accordingly and with a minimum severance of 26 weeks and a maximum of 52 weeks. These severance payments accrue only if the executive officer is released from employment, is offered a position that would cause a material reduction in responsibility or is offered a comparable position but is required to move his or her job location by more than 50 miles, in each case within six months of a change of control of the Company.

        The Management Agreement.    The Company and WIC entered into a management agreement on May 26, 2000 (the "Management Agreement"). Under the Management Agreement, the Company currently pays WIC $50,000 per month in management fees. The Board and the Compensation Committee approved an amendment to the Management Agreement effective May 26, 2003 to extend its current term indefinitely, but, subject, however to each party's right of termination upon 30 days written notice to the other. George Hickox, the Company's Chairman of the Board and Chief Executive Officer, and Scott Smith, a director of the Company, are principals of WIC.

        Stock Options and Warrants.    Each Option that is not fully vested and exercisable and that is outstanding immediately prior to the consummation of the Offer (the "Acceptance Date"), will automatically become fully vested and exercisable on the Acceptance Date pursuant to the terms of the Company option plans without any action on the part of the Company, Parent, Purchaser or the holder of any such Option. At the effective time of the Merger ("Effective Time"), each outstanding Option and each Warrant shall be canceled and shall solely represent the right to receive an amount in cash, without interest, equal to (a) the option or warrant consideration, which is the excess, if any, of the Merger Consideration over the per share exercise price of the applicable Option or Warrant, multiplied by (b) the aggregate number of Shares into which the applicable Option or Warrant was exercisable immediately prior to the Effective Time. The payment will be reduced by any income or employment tax withholding required under the Code or any provision of state, local or foreign tax law. However, such withheld amounts will be treated for purposes of the Merger Agreement as having been paid to the holder of such Option or Warrant.

        The Company has agreed to use its commercially reasonable efforts to cause each Option to be amended to permit the Options to be treated as described above to the extent such options do not expressly permit such treatment. However, the Company is not permitted to provide any benefit or consideration to the holder of any such Option in obtaining such amendment.

        Cash Amounts Payable to Executive Officers and Directors Related to Stock Options. The total cash amounts payable to the executive officers, as a group, and to all non-management directors, as a group, related to outstanding stock options as a result of the Merger Agreement and the transactions contemplated thereby are approximately $1.1 million and $120,000, respectively.

        Directors' and Officers' Indemnification and Insurance.    The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will indemnify, defend and hold harmless to the fullest extent permitted by law the present and former officers and directors of the Company and its subsidiaries against all losses, claims, damages, fines, penalties and liability in respect of acts or omissions occurring at or prior to the Effective Time. In addition, in the Merger Agreement, Purchaser and Parent have agreed that all rights to exculpation and indemnification existing in favor of the present or former directors and officers of the Company as provided in the Company's Certificate of Incorporation or Bylaws, or certain existing indemnification agreements, in each case as in effect at the date of the Merger Agreement with respect to matters occurring prior to the Merger will survive the Merger and continue in full force and effect in accordance with their terms. Parent has agreed to cause Purchaser to maintain in effect for a period of six years after the consummation of the Merger, in respect of acts or omissions occurring prior to such time, policies of directors' and officers' liability insurance. Such policies shall provide coverage no less favorable than that provided for the individuals who are covered by the Company's existing policies. However, Surviving Corporation shall not be required in order to maintain such policies to pay an annual premium in excess of 200% of the aggregate annual amounts currently paid by the Company to maintain its existing policies (if the annual premium for such insurance shall exceed such 200% in any year, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount). In the event Parent shall, directly or indirectly, sell all or substantially all of the assets or capital stock of the Surviving Corporation, prior to such sale, Parent shall either assume the obligation to maintain officers' and directors' liability insurance as described in this paragraph or cause a subsidiary of Parent having a net worth substantially equivalent to, or in excess of the net worth of, the Surviving Corporation immediately prior to such sale to assume such obligation.

        Pursuant to the Merger Agreement, the indemnification and directors' and officers' insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified under this provision of the Merger Agreement (whether or not parties to the Merger Agreement).

        Employee Benefit Arrangements.    The Merger Agreement provides that following the consummation of the Merger, the Surviving Corporation will honor in accordance with their terms, the employment, severance, indemnification or similar agreements between the Company and certain employees; provided that, the Merger Agreement shall not preclude Parent or any of its affiliates from having the right to terminate the employment of any employee, with or without cause, or to amend or to terminate any employee benefit plan established, maintained or contributed to by Parent or any of its affiliates.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

  Recommendation.

        The Board of Directors of the Company, by unanimous vote of all of the directors at a meeting duly held on May 21, 2004, (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair from a financial point of view to the Company's stockholders, and in the best interests of the Company and its stockholders, (2) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer and, if applicable, approve the Merger. Accordingly, the Board of Directors unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

        A letter to the Company's stockholders communicating the Board of Directors' recommendation and the press release issued by the Company announcing the execution of the Merger Agreement are filed as Exhibits (a)(2) and (a)(5)(A), respectively, to this Schedule 14D-9 and are incorporated in this Schedule 14D-9 by reference.

  General Background of the Offer.

        Over the last 12 months five parties, in addition to Parent, signed confidentiality agreements with the Company, expressed an interest in acquiring the Company and conducted varying levels of due diligence investigations. The Company also had preliminary discussions with six other companies, but no confidentiality agreements were signed with those other parties. Except for the offers of Parent described in more detail below, none of those other companies made any proposals or offers to acquire the Company.

        In mid February 2004, Craig Clark, CEO and President of Parent, contacted George Hickox, CEO of the Company by phone to express Parent's interest in exploring a potential transaction with the Company. To evaluate a potential transaction, Mr. Clark requested certain confidential information regarding the Company. The Company was willing to provide that information, subject to entering into an appropriate confidentiality agreement with Parent. Parent agreed to sign a confidentiality agreement.

        Following the exchange of drafts and discussions regarding the form, the confidentiality agreement was signed on February 23, 2004. As part of the confidentiality agreement, Parent agreed to a customary standstill arrangement with the Company pursuant to which Parent agreed, among other things, that neither it nor any of its subsidiaries would acquire any securities of the Company or make any proposal for the acquisition of the Company for a period of one year following its execution without the consent of the Company.

        On March 4, 2004 the Board of Directors met in Austin, Texas and Mr. Hickox made the Board aware of Parent's expression of interest and the signing of the confidentiality agreement. The Board authorized Mr. Hickox to continue discussions with Parent. In addition, the Board authorized the Company to engage Petrie Parkman & Co., Inc. ("Petrie Parkman") as its financial advisor to assist the Company in a possible sale process. At that time the Board did not authorize a broader sale process. Reed Smith LLP ("Reed Smith") was also retained by the Company to provide legal advice in responding to any offers and evaluating the Company's alternatives.

        On March 11, 2004, representatives of the Company and Parent, including the Chairman of Parent, Forrest Hoglund, and the CFO of Parent, David Keyte, met in Dallas. The representatives of the Company gave an overview of the Company's business, including its US and Canada projects, and provided to Parent copies of financial and other information which were reviewed at the meeting.

        In late March of 2004, representatives of the Company and Parent met in Calgary, Alberta and Dallas, Texas for due diligence. The representatives of the Company made presentations on certain projects and provided to Parent copies of those presentations and other financial, reserve and other information which was reviewed at these meetings.

        During the month of March, Messrs. Clark and Hickox periodically engaged in telephone discussions regarding the information provided. Representatives of the Company also continued to respond to additional requests for information from Parent during this time.

        On March 31, 2004 Mr. Hickox and other representatives of the Company met in Houston, Texas with representatives of Petrie Parkman. At this meeting Petrie Parkman made a presentation regarding the current market environment, the Company's positioning, potential candidates for a corporate transaction with the Company, including Parent, and next steps that the Company might consider if it were to proceed with a sale process.

        On April 13, 2004, Messrs. Hickox, Clark and Keyte met in Dallas. Mr. Clark proposed a transaction pursuant to which Parent would acquire the Company. Mr. Clark indicated that Parent's view of the Company's valuation was approximately $8.50 - $8.70 per Share in cash and/or stock. Mr. Hickox responded that he did not believe that the value proposed was sufficient to allow him to recommend that the Board of Directors consider the proposed transaction. Mr. Hickox encouraged Parent to reconsider its valuation of the Company.

        On April 16, 2004, effective as of March 31, 2004, the Company signed an engagement letter with Petrie Parkman, formally engaging Petrie Parkman as the Company's financial advisor to assist in exploring a sale process.

        On April 20, 2004, Mr. Hickox met with Mr. Clark and Mr. Keyte in New York City and Parent increased its initial valuation of the Company to approximately $9.50 per Share. Mr. Hickox stated that he would review the status of discussions with the Board of Directors at its upcoming meeting on April 22, 2004.

        On April 22, 2004, the Board of Directors, together with representatives from Petrie Parkman and Reed Smith met telephonically to discuss certain market information as well as a potential sale process. Petrie Parkman made a presentation to the Board regarding current market information, which included information on the financial markets, the interest rate environment, a market perspective on commodity prices, a review of the capital markets and the current M&A environment in the exploration and production sector. Petrie Parkman next reviewed the unsolicited expression of interest from Parent which was then approximately $9.50 per Share. This expression of interest was analyzed based on the Company's historical information and Petrie Parkman made a presentation regarding Parent, including its capitalization, recent acquisitions, reserve information and historical performance. Petrie Parkman also reviewed the Company's positioning including its capitalization, reserves and historical stock price performance. Petrie Parkman outlined a potential transaction process. At that meeting, based on the information contained in the Petrie Parkman presentation, as well as the Board members' general knowledge of the Company's financial condition, reserves and other factors, the Board concurred with management's determination that the $9.50 offer was insufficient. Based on financial and other information, including the information presented by Petrie Parkman, Mr. Hickox indicated to the Board that he believed that the Board might consider a price in the range of $11.00 per Share as a preemptive offer, allowing the Board to forego the uncertainty of a formal sale process. The Board authorized the CEO to communicate the Board's findings to Parent regarding its $9.50 per Share offer. The Board authorized the CEO to launch the sale process outlined by Petrie Parkman in its presentation. Reed Smith made a presentation at the meeting discussing the Board of Directors' fiduciary duties under Delaware law with respect to a potential sale process.

        On April 23, 2004 Mr. Hickox called Mr. Clark and informed him that, based on discussions with members of the Company's Board of Directors, Parent's revised valuation of the Company was still not sufficient and that at such valuation the Company was not interested in a transaction with Parent. Mr. Hickox indicated that he believed the Board would only consider an offer at a significant premium to the price per Share at which the Shares were then trading. Mr. Hickox indicated that a valuation in the range of $11.00 would be seriously considered and such a proposal might lead to a negotiated agreement in lieu of a formal sales and marketing process. Mr. Hickox explained to Mr. Clark that the Company was proceeding with a formal sales and marketing process under the direction of Petrie Parkman. Mr. Clark indicated to Mr. Hickox that Parent would not participate in an auction process.

        In late April and early May several conversations took place between Mr. Keyte and representatives of Petrie Parkman. Mr. Keyte indicated during these conversations that Parent was willing to raise its valuation of the Shares to approximately $10.25 per Share. At that point Petrie Parkman requested that Parent submit a written term sheet outlining the major terms of a proposed all cash tender offer.

        On May 5, 2004 Parent delivered a proposed term sheet to Petrie Parkman which was then sent to Mr. Hickox. The term sheet also included as a condition to a transaction with Parent the execution of agreements by a significant group of stockholders agreeing to tender their Shares, vote in favor of any merger and also grant to Parent an option to acquire their Shares at the Offer price if for any reason the Offer and Merger did not proceed. Shortly thereafter, Mr. Hickox called Mr. Clark to indicate that he understood from Petrie Parkman that Parent had expressed its interest in a transaction with the Company at the $10.25 per Share level. Mr. Hickox indicated that if Parent were willing to proceed expeditiously with an all-cash tender offer, he would be willing to recommend to the Company's Board a transaction at $10.75 per Share.

        On May 6 and 7, 2004 representatives of Petrie Parkman and Messrs. Hickox and Keyte continued discussions and Mr. Keyte indicated that Parent had reconsidered its valuation of the Company based on additional information and was willing to increase its valuation of the Company's Shares to $10.50 per Share.

        During the weekend of May 8-9, 2004, the parties continued discussions on suggestions to bridge the gap between the Parent offer at $10.50 and the $10.75 price per Share and additional due diligence information was provided to Parent by the Company.

        On May 10, 2004, Petrie Parkman requested that Parent submit a revised offer. As a result, Parent raised its offer to $10.60 per Share, subject to satisfactory completion of due diligence and submitted a revised term sheet on May 11, 2004. This term sheet removed the requirement that the principal stockholders grant an option to Parent to buy their Shares if the Offer or Merger did not proceed, and instead incorporated a concept of disgorgement in the event of a superior proposal.

        Shortly thereafter, Mr. Hickox called Mr. Clark and asked whether the $10.60 was Parent's final offer and whether Parent still refused to participate in an auction process. Mr. Clark confirmed that the offer was final and Parent would not participate in an auction. Based on these statements Mr. Hickox informed Mr. Clark that Mr. Hickox was willing to recommend to the Board of Directors of the Company the $10.60 price per Share in an all-cash tender offer, assuming the parties could reach agreement on all other aspects of a transaction.

        On May 12, 2004 representatives of the Company, Petrie Parkman, Reed Smith, Parent and Vinson & Elkins L.L.P. ("Vinson & Elkins"), counsel to Parent, participated in a conference call. During this call, the parties each acknowledged that there were still significant issues to be discussed but that the parties should pursue more detailed discussions of a potential transaction. Parent also agreed to complete its due diligence process as soon as possible. Parent instructed Vinson & Elkins to promptly prepare drafts of the proposed Merger Agreement and related documents for the Company and its counsel to review.

        On May 12, 2004 Vinson & Elkins submitted a due diligence request list to the Company on behalf of Parent. Representatives of the Company, including Mr. Hickox and Van Oliver, the Company's General Counsel, Reed Smith, Parent, including Trey Wilson, Parent's General Counsel, and Vinson & Elkins met in Dallas, Texas on May 14, 2004 to review due diligence documents prepared by the Company in response to Parent's request.

        On May 14, 2004, Vinson & Elkins submitted an additional due diligence request list to the Company and Reed Smith. On the evening of May 14, 2004, Vinson & Elkins distributed a draft Merger Agreement and a form of Stockholder Agreement to the Company and Reed Smith.

        Beginning on May 14, 2004 and continuing through May 20, 2004, Mr. Hickox updated each of the Board members of the Company on the status of discussions with Parent's representatives, the preparations of drafts of documents by the attorneys and the major terms still being negotiated as well as a schedule for a meeting of the Company's Board of Directors to be scheduled for the end of the week to discuss a potential transaction with Parent.

        On May 17, 2004, the Company delivered materials responsive to the Parent's general due diligence requests. In addition, representatives of the Company, Parent and Petrie Parkman met during the week of May 17, 2004 in Dallas, Texas and Calgary, Canada to discuss the Company's business and operations (including the Company's planned exploration and development activities and future exploration and development prospects) and the Company's financial statements as disclosed in its reports filed with the SEC. They also discussed the proposed transaction terms, the timing of the proposed transaction, Parent's ability to finance the proposed transaction and its planned sources of financing. At the same time, representatives of Parent and Vinson & Elkins were conducting a legal due diligence review of certain of the Company's material contracts and other pertinent information.

        Reed Smith delivered comments on the draft Merger Agreement to Vinson & Elkins on May 17, 2004. From such time through May 21, 2004, representatives of Parent and the Company, working together with their respective financial and legal advisors, negotiated and finalized the terms of the Merger Agreement and Stockholder Agreements and the other terms of the transaction, and Parent completed its due diligence.

        Drafts of the Merger Agreement and Stockholder Agreement, a presentation prepared by Petrie Parkman and other materials were distributed to the Board of Directors in advance of the meeting held on May 21, 2004. During the morning and afternoon of May 21, 2004, the Board of Directors of the Company, together with representatives from Reed Smith and Petrie Parkman, met telephonically to discuss the contemplated transactions. At this meeting, Mr. Hickox outlined the material terms of the transaction, including a summary term sheet, and discussed the timetable for the Offer and the Merger. A representative of Reed Smith then reviewed and discussed with the Board of Directors their fiduciary duties under Delaware law with respect to a potential sale of the Company and also discussed with the Board of Directors the terms of the proposed Merger Agreement and the transactions contemplated by the Merger Agreement, the representations and warranties of the Company, the closing conditions, the non-solicitation and termination fee provisions and other aspects of the proposed transaction with Merger Subsidiary. The Board discussed the regulatory approvals necessary for the proposed transaction and it was determined that no significant regulatory issues were anticipated if the Company were to proceed with a transaction with Parent.

        At this meeting, representatives of Petrie Parkman reviewed for the Board the current market environment relating to equity capital markets, interest rates, commodity prices and merger and acquisition activity and certain information relating to the business and financial condition of Parent and its track record with respect to mergers and acquisitions, and Petrie Parkman rendered to the Board of Directors its oral opinion, subsequently confirmed in writing, that, as of May 21, 2004, and based upon and subject to the matters set forth therein, the $10.60 per Share price to be received by the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.

        The Board of Directors also discussed the financial condition of Parent and its ability to fund the transaction consideration pursuant to borrowings under its existing credit arrangements. Petrie Parkman described Parent's representation that it had sufficient borrowing capacity available presently to close on the Offer and Merger, but it intended to sell additional common stock under its shelf registration to provide additional funds for the Transaction.

        Based on all the information reviewed and presented at the meeting, including the fairness opinion of Petrie Parkman, the Board of Directors unanimously determined, among other things, (i) to approve, authorize and adopt the Merger Agreement, (ii) that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair from a financial point of view to the Company's stockholders, and in the best interests of the Company and the Company's stockholders and (iii) to consent to the Offer and recommend that the Company's stockholders accept the Offer, tender their Shares in connection with the Offer and, if required, approve and adopt the Merger Agreement and the transactions contemplated thereby. At this meeting, the Company's Board of Directors also approved a waiver of Section 203 of the Delaware General Corporation Law which otherwise would have restricted Parent's ability to vote any Shares it may acquire in the Offer in favor of the Merger. The Board of Directors authorized the CEO to finalize documents with Parent and execute and deliver those documents on behalf of the Company.

        Late in the evening of May 21, 2004, Parent, Purchaser and the Company executed the Merger Agreement. Each of the three Stockholder Agreements were also executed. Each of Parent and the Company publicly announced the transaction on Sunday, May 23, 2004.

  Reasons for the Recommendation by the Board of Directors.

        In approving the Merger Agreement, the Offer and the other transactions contemplated by the Merger Agreement, and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including those set forth below. The foregoing includes the material factors considered by the Board of Directors. In view of its many considerations, the Board of Directors did not find it practical to, and did not quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board of Directors may have given different weight to the various factors considered. After weighing all of these considerations, the Board of Directors unanimously determined to approve the Merger Agreement and recommend that holders of Shares tender their Shares in the Offer.

        1.     Financial Terms/Premium to Current and Historical Trading Prices. The Board of Directors considered the fact that the Offer Price represents a significant premium, approximately a 29% premium over the closing price of $8.20 per Share on May 20, 2004. The Board of Directors also considered the fact that the Offer Price represented a premium over the average closing prices per Share for the one week to one year periods preceding May 17th in a range of 21% to 53%.

        2.     Consideration of Multiples Paid in Comparable Transactions. The Board of Directors considered the fact that the valuation of the Company implied by the Offer Price compared favorably to the implied valuations of other oil and gas exploration and production companies in comparable public company acquisition transactions.

        3.     Form of Consideration. The Board of Directors viewed as desirable that the form of consideration to be paid to holders of Shares in the Offer and the Merger would be cash and thus stockholders would not be subject to the market risk that they would otherwise face as a result of continued investment in the Company's capital stock. The Board was aware that the consideration to be received by holders of Shares in the Offer and the Merger would be taxable to such holders for income tax purposes.

        4.     Business, Financial Condition and Prospects of the Company. The Board of Directors, based on its prior meetings with senior management and experience in the Company's industry, was familiar with the business, financial condition, prospects and current business strategy of the Company (including its production and exploration activities and reserves). In this regard, the Board of Directors considered:

  •
  The historical results, financial condition, results of operations, cash flows, earnings, assets and reserve reports of the Company;

  •
  The Company's future prospects (including future exploration and development plans and the associated costs necessary to fund these plans);

  •
  The ability of the Company to fund its future exploration and development plans; and

  •
  The current near-term and long-term outlook for the market for oil and natural gas, including conditions in the commodities market and the long-term outlook for natural gas prices in light of the current and projected tight supply of natural gas available in the North American markets and current and projected demand for natural gas in North America.

        5.     Alternatives. The Board considered the trends in the industry in which the Company operates and certain alternatives available to the Company, including the alternative to remain an independent public company.

        6.     Financial Analysis; Petrie Parkman Fairness Opinion. The Board of Directors considered the oral opinion, subsequently confirmed in writing, of Petrie Parkman to the Board of Directors dated May 21, 2004 that, as of that date and based upon and subject to the matters set forth therein, the Consideration to be received by the holders of the Shares in the Offer and the Merger was fair, from a financial point of view, to such holders. Petrie Parkman has consented to the inclusion of its opinion as Annex B to this Schedule 14D-9. The full text of the Petrie Parkman opinion, dated May 21, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Petrie Parkman in rendering its opinion is attached as Annex B to this Schedule 14D-9 and is incorporated in this document by reference. See the Section below entitled "Opinion of the Company's Financial Advisor" for additional information. The Board of Directors was aware of the fee arrangements related to Petrie Parkman, including the fee payable to Petrie Parkman upon delivery of its fairness opinion and the fee payable to Petrie Parkman contingent upon consummation of the transactions contemplated by the Merger Agreement.

        7.     Terms of the Merger Agreement. The Board of Directors, with the assistance of legal counsel, considered the terms of the Merger Agreement, including (A) the ability of the Board to consider and negotiate unsolicited third party takeover proposals, if such proposals are reasonably expected to lead to a proposal that is superior to the Offer and Merger and subject to certain determinations regarding the fiduciary duties of the Board of Directors, (B) the right of the Company to terminate and accept a superior proposal, subject to the satisfaction of certain conditions and the payment of a termination fee and Parent's expenses, and (C) the size and structure of the termination fee and expenses payable to Parent. The Board of Directors also considered the possibility that the non-solicitation and termination fee provisions of the Merger Agreement might potentially discourage other parties that might be interested in acquiring the Company from proposing such a transaction.

        8.     Timing of Transaction. The Board of Directors considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all of the Shares, which, assuming timely receipt of regulatory approvals, would allow stockholders to receive the transaction consideration earlier than pursuant to an alternative transaction structure. In addition, the Board noted that in the Merger, stockholders who have not validly tendered their Shares will receive the same consideration received by stockholders who tendered their Shares in response to the Offer.

        9.     No Financing Condition. The Board of Directors considered the absence of any financing condition and the fact that Parent has represented in the Merger Agreement that it has sufficient funds available as of the date of the Merger Agreement and will have on the closing of the Offer and the consummation of the Merger sufficient funds to honor its obligations under the Merger Agreement.

        10.   Business Reputation of Parent. The Board of Directors considered the business reputation of Parent and its management and the substantial financial resources of Parent and, by extension, Purchaser, which the Board of Directors believed supported the conclusion that an acquisition transaction with Parent and Purchaser could be completed relatively quickly and in an orderly manner.

        11.   Certain Conditions to the Offer. The Board of Directors considered the fact that the Offer is conditioned on (i) the holders of that number of Shares that would constitute more than 50% of the voting power, determined on a fully-diluted basis (excluding the Company Warrants), of all the securities of the Company entitled to vote in the election of directors or in a merger herein, tendering their Shares in the Offer, (ii) the absence of any event, occurrence or development or state of circumstances which, individually or in the aggregate, has or would be reasonably likely to have a material adverse effect on the Company, (iii) the representations and warranties of the Company contained in the Merger Agreement (without giving effect to any materiality or material adverse effect qualifiers set forth in these representations and warranties) being true and correct as of the date of the Merger Agreement and as of the scheduled expiration date of the Offer (other than representations that are made as of a specified date), except (a) where the failure or failures, individually or in the aggregate, of these representations and warranties to be true and correct would not have or be reasonably expected to have a material adverse effect on the Company and (b) except for certain representations relating to the Company's authority to engage in the transaction, the Company's capitalization and certain payments made by the Company (without giving effect to any materiality or material adverse effect qualifiers set forth in these representations and warranties), which representations shall be true and correct in all material respects as of the date of the Merger Agreement and as of the scheduled expiration date of the Offer (other than representations that are made as of a specified date) and (iv) the Board of Directors not withdrawing or adversely modifying its recommendation and approval of the Merger Agreement, the Offer or the Merger and not entering into an agreement with respect to a superior proposal with a party other than Purchaser and Parent.

        12.   Regulatory Approvals. The Board of Directors considered the regulatory approvals required to consummate the Offer, including approvals required in Canada, and the prospects for receiving such approvals.

  Opinion of the Company's Financial Advisor.

        On May 21, 2004, Petrie Parkman rendered its oral opinion, subsequently confirmed in writing, that, as of May 21, 2004, and based upon and subject to the matters set forth therein, the consideration to be received by the holders of the Shares in the Transaction was fair, from a financial point of view, to such holders. Petrie Parkman has consented to the inclusion of its opinion as Annex B to this Schedule 14D-9.

        The full text of the Petrie Parkman opinion, dated May 21, 2004, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations of the review undertaken by Petrie Parkman in rendering its opinion is attached as Annex B to this Schedule 14D-9 and is incorporated in this document by reference. The summary of the Petrie Parkman opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. The Company's stockholders should read the Petrie Parkman opinion carefully and in its entirety. Petrie Parkman provided its opinion for the information and assistance of the Board of Directors in connection with its consideration of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. The Petrie Parkman opinion does not constitute a recommendation to any holder of Shares as to whether such holder should tender any Shares pursuant to the Offer or how such holder should vote on the Merger. The opinion does not address the relative merits of the Transaction as compared to any alternative business transaction or strategic alternative that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Petrie Parkman's opinion and its presentation to the Board of Directors were among many factors taken into consideration by the Board of Directors in approving the Merger Agreement and making its recommendation regarding the Offer.

        In arriving at its opinion, Petrie Parkman has, among other things:

  1.
  reviewed certain publicly available business and financial information relating to the Company, including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003 and (ii) its Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended March 31, 2004;

  2.
  reviewed certain estimates of the Company's oil and gas reserves, including (i) estimates of proved and non-proved reserves prepared by the independent engineering firms of DeGolyer & MacNaughton and Gilbert Lausten Jung Associates Ltd. as of December 31, 2003, and (ii) estimates of non-proved reserves prepared by the management and staff of the Company as of December 31, 2003;

  3.
  analyzed certain historical and projected financial and operating data of the Company prepared by the management and staff of the Company;

  4.
  discussed the current operations and prospects of the Company with the management and staff of the Company;

  5.
  reviewed the trading history of the Company's common stock;

  6.
  compared recent stock market capitalization indicators for the Company with recent stock market capitalization indicators for certain other publicly-traded independent energy companies;

  7.
  compared the financial terms of the Merger with the financial terms of other transactions that we deemed to be relevant;

  8.
  participated in certain discussions and negotiations among the representatives of the Company, Parent and their respective legal advisors;

  9.
  reviewed a draft dated May 21, 2004 of the Merger Agreement and a draft dated May 21, 2004 of the proposed Stockholder Agreement by and among Parent, Sub and certain stockholders of the Company (the "Stockholder Agreement" and, together with the Merger Agreement, the "Transaction Agreements"); and

  10.
  reviewed such other financial studies and analyses and performed such other investigations and taken into account such other matters as Petrie Parkman deemed necessary or appropriate.

        In connection with its opinion, Petrie Parkman has assumed and relied upon, without assuming any responsibility for, or independently verifying, the accuracy and completeness of all information supplied or otherwise made available by the Company. Petrie Parkman has further relied upon the assurances of representatives of the management of the Company that they are unaware of any facts that would make the information provided to Petrie Parkman incomplete or misleading in any material respect. With respect to projected financial and operating data, Petrie Parkman has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company relating to the future financial and operational performance of the Company. With respect to the estimates of oil and gas reserves, Petrie Parkman has assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management and staff of the Company (and its engineering consultants, as applicable) relating to the oil and gas properties of the Company. Petrie Parkman has not made an independent evaluation or appraisal of the assets or liabilities of the Company, nor, except for the estimates of oil and gas reserves referred to above, has Petrie Parkman been furnished with any such evaluations or appraisals. In addition, Petrie Parkman has not assumed any obligation to conduct, nor has Petrie Parkman conducted, any physical inspection of the properties or facilities of the Company. Petrie Parkman also assumed that the final form of the Transaction Agreements would be substantially similar to the last drafts reviewed, and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver of any of the conditions precedent to the Transaction contained in the Merger Agreement.

        Petrie Parkman's opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets as they exist and can be evaluated on the date thereof and the conditions and prospects, financial and otherwise, of the Company as they were represented to Petrie Parkman as of the date thereof or as they were reflected in the materials and discussions described above. It should be understood that subsequent developments may affect Petrie Parkman's opinion and that Petrie Parkman does not have any obligation to update, revise, or reaffirm its opinion.

        Summary of Petrie Parkman's Analyses.    The following is a summary of the presentation made by Petrie Parkman to the Board of Directors of the Company on May 21, 2004 in connection with the delivery of its opinion.

        The summary includes information presented in tabular format. In order to fully understand the financial analyses performed by Petrie Parkman, the tables must be read together with the text accompanying each summary. The tables alone do not constitute a complete description of such financial analyses. Considering the data set forth in the tables without considering the full narrative description in the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Petrie Parkman.

        Implied Premium Analysis.    Petrie Parkman calculated the premiums implied by comparing the $10.60 per share Consideration to the historical trading prices of the Company's common stock for specified periods between May 16, 2000 to May 17, 2004, the last trading day examined prior to Petrie Parkman's presentation to the Board of Directors and calculated the following results:

Period	Average Market Price	$10.60 Consideration Price Premium
	($/share)
Last Trade (May 17, 2004)	$8.73	21%
1 Week	$8.62	23%
1 Month	$8.70	22%
3 Months	$8.36	27%
6 Months	$8.21	29%
1 Year	$6.92	53%
Since May 16, 2000	$5.30	100%
Period High	$9.75	9%
Period Low	$2.18	386%

        Discounted Cash Flow Analysis.    Petrie Parkman conducted a discounted cash flow analysis for the purpose of determining equity reference value ranges per share of the Company's common stock. Petrie Parkman calculated the net present value of estimates of future after-tax cash flows of the Company's oil and gas reserve assets based on the proved and non-proved reserve estimates referred to above and for non-reserve assets utilizing information provided by the Company.

        Petrie Parkman evaluated five scenarios in which the principal variables were oil and gas prices. The five pricing scenarios—Pricing Case I, Pricing Case II, Pricing Case III, Strip Pricing Case Escalated, and Strip Pricing Case Flat—were based on benchmarks for spot sales of West Texas Intermediate crude oil and for spot sales of Henry Hub gas. The Strip Pricing Cases were based upon the average of oil and gas futures contract prices quoted on the New York Mercantile Exchange. Benchmark prices for cases I, II, and III were projected to be $24.00, $26.00 and $28.00/Bbl. for oil, and $4.00, $4.50 and $5.00/MMBtu for gas, respectively in 2005, and then were escalated at 3% per year starting in 2006. All pricing cases for the fiscal year ended 2004 reflect actual prices from 4/1/04 through 5/17/04 blended with current strip prices through the end of the year. The Strip Pricing (Escalated) Case was escalated annually following 2008 for oil and gas at the rate of 3%. Petrie Parkman applied appropriate quality and transportation adjustments to these benchmarks.

        Applying various after-tax discount rates, ranging from 8.0% to 40.0% depending on reserve category, to the after-tax cash flows, assuming a carry-over of existing tax positions, adjusting for other assets and liabilities, long-term debt and net working capital, Petrie Parkman calculated the following equity reference value ranges of the Shares for each pricing case:

	Pricing Case I	Pricing Case II	Pricing Case III	Strip Pricing Case (Escalated)	Strip Pricing Case (Flat)
Equity Reference Value per Share	$3.09 - $4.67	$5.03 - $6.91	$6.95 - $9.13	$8.01 - $10.17	$7.02 - $8.83

        Property Transactions Analysis.    Petrie Parkman reviewed selected publicly available information for 131 oil and gas property transactions between January 2000 and May 2004 in the Permian Basin, San Juan Basin, Gulf of Mexico and Gulf Coast of the United States and Canada to determine the transaction parameters for each region relevant for an analysis of the Company. Based on a review of the purchase price multiples of proved reserves for the acquired assets in each transaction, Petrie Parkman determined benchmark ranges of purchase prices to the Company's corresponding proved reserve figures in order to yield enterprise reference value ranges for the Company's proved reserves.

The number of transactions per region and the maximum, mean, median and minimum implied multiples for these transactions are set forth in the following tables together with certain benchmark multiples chosen by Petrie Parkman based on a review of these implied multiples.

        References to oil and gas "equivalents" are for purposes of comparing quantities of oil with quantities of gas or to express these different commodities in a common unit. The term "Mcf" means thousand cubic feet equivalent. The term "Bbl" means barrel. In calculating Mcf and Bbl equivalents, Petrie Parkman used a generally recognized standard in which one Bbl is equal to six Mcf.

	Canada	Gulf Coast	Gulf of Mexico	Permian	San Juan
Number of Transactions	48	26	23	19	15
Purchase Price of Reserves / Proved Reserves ($/Mcfe)
Maximum	$2.62	$2.42	$2.21	$1.89	$2.09
Mean	$1.31	$0.99	$1.34	$0.92	$1.01
Median	$1.19	$0.81	$1.17	$0.85	$1.00
Minimum	$0.39	$0.31	$0.79	$0.44	$0.59
Benchmark Multiples ($/Mcfe)	$1.50 - $1.75	$1.50 - $1.75	$1.75 - $2.15	$1.00 - $1.15	$1.15 - $1.30

        Following adjustments for the Company's non-proven and non-reserve assets, Petrie Parkman determined an enterprise reference value range of $276 million to $322 million. After deducting long-term debt and net working capital from the enterprise reference value range and dividing by the diluted number of shares of common stock outstanding, the resulting equity reference value range for the Shares was $6.66 to $9.51.

        Company Transaction Analysis.    Petrie Parkman reviewed selected publicly available information on 18 company acquisition transactions and offers for control in the oil and gas exploration and production industry that were announced between January 2001 and May 2004.

Acquirer or Bidder for Control	Target	Date of Announcement
APF Energy Trust	Great Northern Exploration Ltd.	April 7, 2004
Provident Energy Trust	Olympia Energy Inc.	April 6, 2004
Provident Energy Trust	Viracocha Energy Inc.	April 6, 2004
Plains Exploration & Production Company	Nuevo Energy Company	February 12, 2004
Whiting Petroleum Corporation	Equity Oil Company	February 2, 2004
EXCO Resources, Inc.	North Coast Energy, Inc.	November 26, 2003
Tom Brown, Inc.	Matador Petroleum Corporation	May 14, 2003
Plains Exploration & Production Company	3TEC Energy Corporation	February 3, 2003
Anadarko Petroleum Corporation	Howell Corporation	September 30, 2002
Provident Energy Trust	Meota Resources Corp.	August 13, 2002
EXCO Management	EXCO Resources, Inc.	August 7, 2002
Newfield Exploration Company	EEX Corporation	May 29, 2002
Paramount Resources Ltd.	Summit Resources Limited	May 12, 2002
Magnum Hunter Resources, Inc.	Prize Energy Corp.	December 18, 2001
Westport Resources Corporation	Belco Oil & Gas Corp.	June 9, 2001
Pure Resources, Inc.	Halwood Energy Corporation	March 30, 2001
Bellwether Exploration Company	Bargo Energy Company	January 25, 2001
Ocean Energy, Inc.	Texoil Inc.	January 18, 2001

        Using publicly available information, Petrie Parkman calculated purchase price of equity multiples of latest twelve months ("LTM"), current year's and next year's estimated discretionary cash flow and total investment, which Petrie Parkman defined for the purposes of this analysis as purchase price of equity plus net obligations assumed, multiples of LTM, current year's and next year's estimated earnings before interest, taxes, depreciation, depletion and amortization and exploration expense ("EBITDX") for the target company in each transaction. In each case, estimated discretionary cash flow and EBITDX was based on First Call consensus projections and research analyst projections. Petrie Parkman also calculated the implied purchase price of reserves, which Petrie Parkman defined for the purposes of this analysis as total investment less undeveloped acreage value and other assets at book value to proved reserves and the standardized measure of future net cash flows ("SEC Value").

        The maximum, mean, median and minimum implied multiples in these transactions are set forth below. The table below also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the implied multiples in the selected transactions.

Implied Multiples in Selected Transactions
Benchmark Ranges
	Maximum	Mean	Median	Minimum
Purchase Price / LTM Discretionary Cash Flow	7.4x	4.6x	4.6x	1.0x	4.0 - 5.0x
Purchase Price / Current Year's Estimated Discretionary Cash Flow	7.9x	4.4x	3.9x	1.2x	3.0 - 4.0x
Purchase Price / Next Year's Estimated Discretionary Cash Flow	5.7x	3.7x	4.0x	1.2x	2.5 - 3.5x
Total Investment / LTM EBITDX	9.2x	6.4x	6.2x	3.5x	4.5 - 5.5x
Total Investment / Current Year's Estimated EBITDX	12.5x	6.3x	5.7x	4.1x	4.0 - 5.0x
Total Investment / Next Year's Estimated EBITDX	7.4x	5.6x	5.4x	4.3x	4.5 - 5.0x
Implied Purchase Price of Reserves / Proved Reserves ($/Mcfe)	$3.09	$1.29	$1.17	$0.76	$1.25 - 1.75
Implied Purchase Price of Reserves / SEC Value	2.4x	1.2x	1.0x	0.4x	1.1 - 1.4x

        Petrie Parkman applied the benchmark multiples to the Company's estimated March 31, 2004 LTM, current year's and next year's estimated discretionary cash flow and EBITDX, proved reserves and SEC Value and adjusted for long-term debt and net working capital, where appropriate, to determine enterprise reference value ranges for the Company.

        Petrie Parkman also performed a premium analysis for the same universe of company acquisition transactions and offers for control, which compared the offer price per target company share with the target company's share price measured one day, 30 days and 60 days prior to the public announcement of the initial exchange offer. The maximum, mean, median and minimum premiums (which Petrie Parkman defined for the purposes of this analysis as excess of offer price over target company's stock price stated as a percentage above the target company's stock price), together with benchmark premium ranges selected by Petrie Parkman based on a review of the implied premiums, for these periods were as follows:

	Implied Premiums in Selected Transactions
					Benchmark Ranges
	Maximum	Mean	Median	Minimum
One Day Prior	53.1%	11.5%	18.3%	-26.7%	10% - 20%
30 Days Prior	49.8%	20.6%	20.6%	-10.3%	15% - 25%
60 Days Prior	67.3%	19.8%	12.7%	-9.2%	15% - 25%

        Petrie Parkman applied the range of benchmark premiums to the corresponding stock prices of the Company for the periods of one day, 30 days and 60 days prior to May 17, 2004 and adjusted for long-term debt and net working capital to determine enterprise reference value ranges for the Company.

        Petrie Parkman determined from the enterprise reference value ranges implied by these multiples a composite enterprise reference value range of $325 million to $375 million. After deducting long-term debt and net working capital from the enterprise reference value range and dividing by the diluted number of shares of common stock outstanding, the resulting equity reference value range for the Shares was $9.20 to $12.30.

        Capital Market Comparison.    Using publicly available information, Petrie Parkman calculated market capitalization multiples of historical and projected discretionary cash flow for selected publicly traded companies with operating and financial characteristics Petrie Parkman believed to be comparable to the Company. Petrie Parkman also calculated enterprise value multiples of historical operating cash flow, historical and projected EBITDX, SEC Value and proved reserves for those companies. In each case, multiples of projected discretionary cash flow and EBITDX were based upon projected discretionary cash flow and EBITDX published by equity research analysts. Petrie Parkman defined market capitalization for purposes of this analysis as market value of common equity as of May 17, 2004. Petrie Parkman determined the enterprise value of each company by adding the sum of its long-term and short-term debt to the sum of the market value of its common equity, the market value of its preferred stock (or, if not publicly traded, liquidation or book value) and the book value of its minority interest in other companies and subtracting net working capital.

        Petrie Parkman determined that the following companies were relevant to an evaluation based on Petrie Parkman's view of the comparability of the operating and financial characteristics of these companies to those of the Company:

• ATP Oil & Gas Corporation	• Mission Resources Corporation
• Clayton Williams Energy, Inc.	• St. Mary Land & Exploration Company
• Goodrich Petroleum Corporation	• Whiting Petroleum Corporation
• Magnum Hunter Resources, Inc.

        The maximum, mean, median and minimum multiples for the seven companies are set forth below. The table also includes benchmark multiple ranges selected by Petrie Parkman based on a review of the comparable company multiples.

	Comparable Company Multiples
Measure									Benchmark Ranges
	Maximum		Mean		Median		Minimum
Market Value / LTM Discretionary Cash Flow	8.4	x	5.5	x	5.2	x	2.6	x	3.0 - 4.0	x
Market Value / 2004 Estimated Discretionary Cash Flow	8.4	x	4.1	x	3.7	x	2.2	x	3.0 - 4.0	x
Market Value / 2005 Estimated Discretionary Cash Flow	8.8	x	4.0	x	3.4	x	2.0	x	2.5 - 3.5	x
Enterprise Value / LTM Operating Cash Flow	6.9	x	5.2	x	5.5	x	2.8	x	4.0 - 5.5	x
Enterprise Value / LTM EBITDX	9.5	x	6.3	x	6.0	x	3.1	x	4.5 - 6.0	x
Enterprise Value / 2004 Estimated EBITDX	9.0	x	5.2	x	4.6	x	3.1	x	4.0 - 5.0	x
Enterprise Value / 2005 Estimated EBITDX	9.2	x	4.8	x	4.1	x	2.3	x	3.5 - 4.5	x
Enterprise Value / Proved Reserves ($/Mcfe)	$2.76		$1.86		$1.80		$1.06		$1.30 - 1.75
Enterprise Value / SEC Value	1.4	x	1.1	x	1.2	x	0.6	x	1.0 - 1.3	x

        From the enterprise reference value ranges implied by these multiples, Petrie Parkman determined a composite enterprise reference value range of $300 million to $350 million. After deducting long-term debt and net working capital from the enterprise reference value range and dividing by the diluted number of shares of common stock outstanding, the resulting equity reference value range for the Shares was $7.65 to $10.75.

        Going Concern Analysis.    Petrie Parkman projected the potential financial performance of the Company, without giving effect to the proposed merger, for the five year period beginning on January 1, 2004 using Pricing Cases I, II, III and the Strip Pricing Escalated Case referred to in the subsection entitled "Discounted Cash Flow Analysis" above. Petrie Parkman prepared these projections using financial, operating and reserve projections prepared and/or provided by Company management and staff and certain assumptions based upon discussions with the management of the Company regarding potential future operating and financial performance, respectively.

        Petrie Parkman analyzed two cases of operating projections, a Base Case and an Upside Case, in which the principal variable was the finding and development cost related to reinvestment of excess cash flow into additional exploration opportunities. Petrie Parkman calculated a range of terminal equity values by applying different terminal multiples to projected 2008 discretionary cash flow and applied after-tax discount rates of 12.5% to 15.0% to the terminal equity values.

        From the equity reference values implied by this analysis, Petrie Parkman determined composite equity reference value ranges for the Shares of $7.25 to $9.25 and $9.25 to $11.75 for the Base and Upside Cases, respectively.

        The description set forth above constitutes a summary of the analyses employed and factors considered by Petrie Parkman in rendering its opinion to the Board of Directors of the Company. Petrie Parkman believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. The preparation of a fairness opinion is a complex, analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Petrie Parkman did not attribute any particular weight to any analysis considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis. Any estimates resulting from the analyses are not necessarily indicative of actual values, which may be significantly more or less favorable than as described above. In addition, analyses based on forecasts of future results are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by these analyses. Estimates of reference values of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold. Because the estimates are inherently subject to uncertainty and based upon numerous factors or events beyond the control of the parties and Petrie Parkman, Petrie Parkman cannot assure you that the estimates will prove to be accurate.

        No company used in the analysis of other publicly traded companies nor any transaction used in the analyses of comparable transactions summarized above is identical to the Company or the Offer and the Merger. Accordingly, these analyses must take into account differences in the financial and operating characteristics of the selected publicly traded companies and differences in the structure and timing of the selected transactions and other factors that would affect the public trading value and acquisition value of the companies considered.

        Pursuant to the terms of a letter agreement dated as of March 31, 2004, the Company retained Petrie Parkman to act as financial advisor in connection with possible tactical or strategic transactions. Pursuant to that engagement letter, the Company agreed to pay Petrie Parkman customary fees for its financial advisory services in connection with the Transaction, a significant portion of which is based on the transaction value and conditioned upon closing of the Merger. In addition, the Company has agreed to reimburse Petrie Parkman for its reasonably incurred out-of-pocket expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel. The Company has agreed to indemnify Petrie Parkman and its officers, directors, agents, employees and controlling persons for liabilities related to or arising out of its rendering of services under its engagement, including liabilities under the federal securities laws. Petrie Parkman has, in the past, provided financial advisory services to the Company and Parent and has received customary fees for such services. Furthermore, in the ordinary course of business, Petrie Parkman or its affiliates may trade in the debt or equity securities of the Company or Parent for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

        Petrie Parkman, as part of its investment banking business, is continually engaged in the evaluation of energy-related businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company selected Petrie Parkman as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger.

        Intent to Tender.    To the knowledge of the Company, and pursuant to the Stockholders Agreements where applicable, all of the executive officers, directors and affiliates of the Company presently intend, subject to compliance with applicable law, including Section 16(b) of the Exchange Act, to tender to Purchaser in the Offer all Shares and all Shares held of record or beneficially owned by such person or entity and vote in favor of the Merger all Shares that are held of record or beneficially owned by that person.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

        Pursuant to the terms of a letter agreement dated as of March 31, 2004, the Company retained Petrie Parkman to act as financial advisor in connection with possible tactical or strategic transactions. Pursuant to that engagement letter, the Company agreed to pay Petrie Parkman customary fees for its financial advisory services in connection with the Transaction, a significant portion of which is based on the transaction value and conditioned upon closing of the Merger. In addition, the Company has agreed to reimburse Petrie Parkman for its reasonably incurred out-of-pocket expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel. The Company has agreed to indemnify Petrie Parkman and its officers, directors, agents, employees and controlling persons for liabilities related to or arising out of its rendering of services under its engagement, including liabilities under the federal securities laws. Petrie Parkman has, in the past, provided financial advisory services to the Company and Parent and has received customary fees for such services. Furthermore, in the ordinary course of business, Petrie Parkman or its affiliates may trade in the debt or equity securities of the Company or Parent for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

        Except as set forth above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer and the other transactions contemplated by the Merger Agreement, except that such solicitations or recommendations may be made by directors, officers or employees of the Company for which services no additional compensation will be paid.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        No transactions in the Shares have been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

        Except as set forth in this Schedule 14D-9, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

        Section 14(f) Information.    The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Parent and Purchaser, pursuant to the terms of the Merger Agreement, of certain persons to be elected to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

        General Corporation Law of the State of Delaware.    The Company is incorporated under the laws of the State of Delaware and is subject to Delaware Law. The following is a brief description of certain aspects of Delaware Law applicable to the transactions contemplated by the Merger Agreement.

        Short Form Merger.    Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve the Merger without a vote of the holders of Shares. In such event, Parent, Purchaser and the Company have agreed in the Merger Agreement to take, at the request of Purchaser, all necessary and appropriate action to cause the Merger to become effective as promptly as practicable after such acquisition, without a meeting of the holders of Shares. If, however, Purchaser does not acquire at least 90% of the outstanding Shares pursuant to the Offer and a vote of the holders of Shares is required under Delaware Law, a significantly longer period of time would be required to effect the Merger.

        Appraisal Rights.    No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares will have certain rights under Delaware Law to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Stockholders who perfect such rights by complying with the procedures set forth in Section 262 of Delaware Law ("Section 262") will have the "fair value" of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for the Surviving Corporation. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. The Weinberger court also noted that under Section 262, fair value is to be determined "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., however, the Delaware Supreme Court stated that, in the context of a two-step cash merger, "to the extent that value has been added following a change in majority control before cash-out, it is still value attributable to the going concern" to be included in the appraisal process. As a consequence, the value so determined in any appraisal proceeding could be the same, more or less than the Offer Price.

        The foregoing summary of the rights of dissenting stockholders under Delaware Law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any dissenters' rights under Delaware Law. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of Delaware Law.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PURCHASE PRICE PAID IN THE OFFER THEREFOR.

        Delaware Anti-Takeover Statute.    In general, Section 203 of the Delaware Law ("Section 203") prevents an "interested stockholder" (defined to include a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the time such person became an interested stockholder unless, among other things, the "business combination" is approved by the board of directors of such company prior to that time. On May 21, 2004, the Company's Board approved the Offer, the Merger and the transactions contemplated by the Stockholder Agreements. Accordingly, the restrictions on business combinations set forth in Section 203 are inapplicable to the Offer, the Merger, and the transactions contemplated by the Stockholder Agreements.

        Regulatory Approvals.    The following is a brief description of certain aspects of Canadian competition laws.

        Competition Act.    The transaction is a "notifiable transaction" for purposes of Part IX of the Competition Act (Canada) (the "Competition Act"), and it may not be completed before the expiration or earlier termination of the applicable waiting period after notice of the transaction, together with certain prescribed information, has been provided to the Commissioner of Competition appointed under the Competition Act (the "Commissioner") appointed under the Competition Act. The waiting period is either 14 or 42 days from the time a complete notification is provided to the Commissioner depending upon whether a short-form or long-form filing has been made. Alternatively, a party to a notifiable transaction may apply to the Commissioner for an advance ruling certificate, which may be issued by the Commissioner in respect of a proposed transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order under the merger provisions of the Competition Act. The merger provisions of the Competition Act permit the Commissioner to apply to the Competition Tribunal for relief in respect of transactions that prevent or lessen, or would be likely to prevent or lessen, competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a proposed transaction, prohibiting its completion. Parent will apply to the Commissioner for an advance ruling certificate in respect of the Offer and the Merger. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements. It is a condition of the Offer that the required waiting period has expired or been earlier terminated or the Commissioner has issued an advance ruling certificate or a "no-action" letter.

        Investment Canada Act.    The Transaction could be a "reviewable transaction" for purposes of the Investment Canada Act if the Company's Canadian business constitutes an oil or gas pipeline transportation business. The Company provides pipeline transportation for third parties; however, because this aspect of the Company's Canadian business is considered by Parent to be de minimus, Parent intends to seek confirmation from the Investment Review Division of Industry Canada that the investment by Parent in the Canadian business of the Company is not reviewable. This request for confirmation is intended to be made as soon as practicable following commencement of the Offer and is expected to be responded to within approximately 7 days of the request. Failing receipt of confirmation that the investment by Parent is not reviewable, Parent shall file with Industry Canada an application for review of the investment by Parent in the Company's Canadian business. It is a condition of the Offer that the Investment Review Division of Industry Canada shall have confirmed that the investment by Parent in the Company's Canadian business is not reviewable under the Investment Canada Act or the investment has been approved by the Investment Review Division of Industry Canada. See "Section 1—Terms of the Offer; Expiration Date" and "Section 14—Conditions of the Offer" of the Offer to Purchase.

  Projection and Reserve Data Provided by the Company.

        During the due diligence process, the Company provided Parent with a forecast of 2004 net income of $20.7 million which was derived using the oil and gas prices based on the May 11, 2004 NYMEX strip prices. Net income was calculated without estimating the fair value of hedges at December 31, 2004.

        In late April 2004 the Company engaged an independent petroleum engineering firm to audit its proved reserves in its San Juan Basin properties based on such firm's experience in auditing reserves in this geological region. The firm issued preliminary findings reflecting a possible additional 8.9 Bcfe of proved reserves in the San Juan Basin, as compared to the reserve information contained in the Company's annual report on Form 10-K and taken from reports prepared by independent petroleum engineer firm DeGolyer and MacNaughton. The Company furnished Parent with these preliminary findings reflecting additional proved reserves in the Company's San Juan Basin properties. The foregoing evaluation by this independent petroleum engineering firm was not completed.

        The projection and other data outlined above should be read together with the Company's financial statements and reserve information contained in its periodic reports filed with the SEC. The projection and other data do not reflect circumstances existing after the date when made and therefore are subject to significant uncertainties and contingencies especially the longer the projected period is from the date the information is prepared. The Company does not intend to update or otherwise revise the projection and other data included herein. The projection and other data are included in this filing only because such information was provided to Parent and Purchaser in connection with their discussions regarding the Offer. The inclusion of this projection and data should not be regarded as an indication that any of Parent, Purchaser, the Company or their respective affiliates or representatives consider this information to be a reliable prediction of future events, the future performance of the Company or the value of the Shares, and this information should not be relied upon as such. The projection and other data are subject to certain risks and uncertainties that could cause actual results to differ materially from the projection and other data. Although presented with numerical specificity, the projection and reserve data reflect numerous assumptions with respect to industry performance, general business, economic, market, competitive and financial conditions, commodity pricing and other matters, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the assumptions made in preparing the projection and other data will prove accurate or that the projection or other data will be realized.

ITEM 9. EXHIBITS

Exhibit No.	Description
(a)(1)(A)	The Offer to Purchase, dated May 28, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission on May 28, 2004).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission on May 28, 2004).
(a)(2)	Letter to Stockholders of the Company, dated May 28, 2004.*
(a)(5)(A)
Press Release issued by the Company on May 23, 2004, announcing the execution of the Merger Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by the Company with the Securities and Exchange Commission on May 24, 2004).
(a)(5)(B)	Opinion of Petrie Parkman, dated May 21, 2004 (included as Annex B hereto).*
(e)(1)
Merger Agreement, dated as of May 21, 2004, by and between the Company, Parent and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on May 24, 2004).
(e)(2)
Stockholder Agreement, dated as of May 21, 2004, by and between Parent, Purchaser and Wiser Investors, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission on May 28, 2004).
(e)(3)
Stockholder Agreement, dated as of May 21, 2004, by and between Parent, Purchaser and Wiser Investment Company, LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission on May 28, 2004).
(e)(4)
Stockholder Agreement, dated as of May 21, 2004, by and between Parent, Purchaser and Dimeling, Schreiber & Park Reorganization Fund II, L.P. (incorporated by reference to Exhibit (d)(4) to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission on May 28, 2004).
(e)(5)	The Information Statement of the Company, dated May 28, 2004 (included as Annex A hereto).*
(e)(6)
Confidentiality Agreement, dated as of February 23, 2004, by and between the Company and Parent (incorporated by reference to Exhibit (d)(5) to the Schedule TO of Purchaser and Parent filed with the Securities and Exchange Commission on May 28, 2004).
(e)(7)
Employment Agreement dated May 26, 2000 between the Company and George K. Hickox, Jr. (incorporated by reference to Exhibit 10.16 in the Company's quarterly report on Form 10-Q for the quarter year ended June 30, 2000).
(e)(8)	Employment Agreement dated September 1, 2001 between the Company and Eric G. Panchy, as amended.

(e)(9)	Employment Agreement dated October 15, 2003 between the Company and Matthew A. Eagleston.
(e)(10)	Employee Retention Plan.
(g)	None.

*
Included with this Schedule 14D-9.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE WISER OIL COMPANY
By:
/s/ RICHARD S. DAVIS
Name: Richard S. Davis
Title: Vice President of Finance
Dated: May 28, 2004

ANNEX A

THE WISER OIL COMPANY

8115 PRESTON ROAD
SUITE 400
DALLAS, TEXAS 75225

Information Statement Pursuant to
Section 14(f) of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

        This Information Statement is being mailed on or about May 28, 2004 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of The Wiser Oil Company (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Forest Oil Corporation ("Parent") or TWOCO Acquisition Corp., a wholly-owned subsidiary of Parent ("Purchaser"), to a majority of the seats on the Board of Directors of the Company (the "Board of Directors" or the "Board").

        The Company entered into a Merger Agreement as of May 21, 2004 (the "Merger Agreement") with Parent and Purchaser, pursuant to which Purchaser commenced a cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share of the Company, (the "Shares"), at a purchase price of $10.60 per Share, net to the seller in cash, without interest (such price, or any higher price as may be paid in the Offer (as defined below), being referred to as the "Offer Price"), upon the terms and subject to the conditions set forth in Parent and Purchaser's Offer to Purchase, dated May 28, 2004 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Parent and Purchaser with the United States Securities and Exchange Commission (the "SEC") on May 28, 2004. Copies of the Offer have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

        Pursuant to the Merger Agreement, Parent and Purchaser commenced the Offer on May 28, 2004. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on June 25, 2004, unless Parent and Purchaser extend the Offer in accordance with the terms of the Merger Agreement.

        This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. All information contained in this Information Statement or incorporated herein by reference concerning Parent, Purchaser or their affiliates, or actions or events with respect to any of them, was provided to the Company by Parent and Purchaser and the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such entities to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information. The Company's information is based upon information provided in the Company's Proxy Statement dated April 28, 2004, and except as indicated otherwise, such information is given as of such date. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth in this Information Statement.

General

        The Shares are the only class of equity securities of the Company outstanding which are entitled to vote at a meeting of the stockholders of the Company. Each Share is entitled to one vote. As of the close of business on May 20, 2004, there were 15,471,007 Shares issued and outstanding.

Parent Right to Designate Directors

        The Merger Agreement provides that, upon the acceptance for payment pursuant to the Offer of any Shares, Parent will be entitled to designate a number of directors, rounded up to the next whole number, to serve on the Board of Directors as will give Parent or its affiliates representation on the Board of Directors equal to the product of (i) the total number of directors on the Board of Directors (giving effect to the election of directors designated by Parent), and (ii) the percentage that the number of Shares beneficially owned by Parent and/or its affiliates (including Shares accepted for payment) bears to the total number of Shares outstanding. The Company is required to take all action necessary to cause Parent's designees (the "Parent Designees") to be elected or appointed to the Board, including, if necessary, increasing the size of the Board of Directors and/or securing resignations of incumbent directors, while ensuring that a sufficient number of independent directors are serving on the Board in order to satisfy the New York Stock Exchange, Inc. ("NYSE") listing requirements.

        At such time, the Company will also cause individuals designated by Parent to constitute the same percentage as is on the entire Board of Directors to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of the Company identified by Parent, in each case only to the extent permitted by applicable law and the rules of the NYSE. The Company shall use its commercially reasonable efforts to cause the Board to have at least two directors who were directors on May 21, 2004, and who are not affiliates, stockholders or employees of Parent or any of its subsidiaries (the "Independent Directors"). If any Independent Director ceases to be a director for any reason whatsoever, the remaining Independent Directors (or Independent Director if there is only one remaining) shall be entitled to designate any other person who shall not be an affiliate, stockholder or employee of Parent or any of its subsidiaries to fill the vacancy and such person will be deemed to be an Independent Director for all purposes of the Merger Agreement. If at any time there are no Independent Directors, the other directors of the Company then in office shall designate two persons to fill such vacancies and those persons will not be affiliates, stockholders or employees of Parent or any of its subsidiaries and such persons will be deemed to be Independent Directors for all purposes of the Merger Agreement. In all cases, the selection of any Independent Directors who were not directors on May 21, 2004 shall be subject to the approval of Parent, not to be unreasonably withheld or delayed.

        The Parent Designees will be selected by Parent from among the individuals listed below. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent Designees currently is a director of, or holds any positions with, the Company. Parent has advised the Company that, to the best of its knowledge, none of the Parent Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than, in each case, with respect to the transactions between Parent, Purchaser and the Company and certain of the directors, executive officers and other stockholders of the Company that have been described in the Schedule TO, the Schedule 14D-9 and this Information Statement. The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected to serve as Parent Designees are set forth below. There are no familial relationships among any of the Parent Designees.

        Unless otherwise indicated, the current business address of each person is c/o Forest Oil Corporation, 1600 Broadway, Suite 2200, Denver, Colorado 80202. Each such person is a citizen of the

United States. Unless otherwise indicated, each person's affiliation listed below refers to his or her affiliation with Parent.

Name and Business Addresses	Age	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
H. Craig Clark President and Chief Executive Officer Director since 2003	47	Mr. Clark has served as Parent's President and Chief Executive Officer, and as a director since July 31, 2003. Mr. Clark joined Forest in September 2001 and served as President and Chief Operating Officer through July 2003. Previously, Mr. Clark was employed by Apache Corporation in Houston Texas, an independent energy company, from 1989 to 2001. He served in various management positions during this period, including Executive Vice President—U.S. Operations and Chairman and Chief Executive Officer of ProEnergy, an affiliate of Apache.
David H. Keyte Executive Vice President and Chief Financial Officer	48
		Mr. Keyte has served as Executive Vice President and Chief Financial Officer since November 1997. Mr. Keyte served as Parent's Vice President and Chief Financial Officer from December 1995 to November 1997 and Parent's Vice President and Chief Accounting Officer from December 1993 to December 1995.
Cecil N. Colwell Senior Vice President—Worldwide Drilling	53
		Mr. Colwell has served as Parent's Senior Vice President—Worldwide Drilling since May 2004. Prior to that, Mr. Colwell served as Parent's Vice President—Drilling and from 1988 to 2000, he served as Parent's Drilling Manager.
Forest D. Dorn Senior Vice President—Corporate Services	49
		Mr. Dorn has served as Senior Vice President—Corporate Services since December 2000. He served as Senior Vice President—Gulf Coast Region from November 1997 to December 2000, Vice President—Gulf Coast Region from August 1996 to October 1997 and Vice President and General Business Manager from December 1993 to August 1996.
Leonard C. Gurule Senior Vice President—Alaska	48
		Mr. Gurule has served as Senior Vice President—Alaska since joining Parent on September 22, 2003. Between 2000 and September 2003, Mr. Gurule served on the boards of several local community and non-profit organizations and managed his own investment portfolio. From 1987 to 2000, he served in various capacities at Atlantic Richfield Co., including Chairman of the Board and Chief Executive Officer of Virginia Indonesia, a company owned by ARCO, and manager of ARCO's Prudhoe Bay operations and construction activities, engineering support to ARCO's Alaskan exploration activities and petroleum engineering support to ARCO's Kuparuk field.
James W. Knell Senior Vice President	53
		Mr. Knell has served as Senior Vice President since April 2004. From December 2000 until April 2004, Mr. Knell served as Parent's Senior Vice President—Gulf Coast Region. Mr. Knell served as Vice President—Gulf Coast Offshore from May 1999 to December 2000, Gulf Coast Offshore Business Unit Manager from March 1998 to May 1999, Gulf Coast Region Business Unit Manager from November 1997 to March 1998 and Corporate Drilling and Production Manager from December 1991 to November 1997.

John F. McIntyre III Senior Vice President—International	48
		Mr. McIntyre has served as Senior Vice President—International since May 2003. Prior to that from September 1998 to April 2003, he served as Senior Vice President of Forest Oil International Corporation, one of Parent's wholly owned subsidiaries. Prior to joining Forest in September 1998, he served as Joint Venture Manager for YPF, an oil and gas company in Argentina.
Newton W. Wilson III Senior Vice President—General Counsel and Secretary	53
		Mr. Wilson has served as Senior Vice President—General Counsel and Secretary since December 2000. Mr. Wilson served as a consultant to Mariner Energy LLC from 1999 to December 2000 and a consultant to Sterling City Capital from 1998 to 1999. He served in various capacities at Union Texas Petroleum Holdings, Inc. from 1993 - 1998, and was President and Chief Operations Officer of Union Texas Americas Ltd. from 1996 to 1998.
J.C. Ridens Senior Vice President—Gulf Coast	48
		Mr. Ridens has served as Parent's Senior Vice President—Gulf Coast since April 2004. From 2001 to 2004, Mr. Ridens was employed by Cordillera Energy Partners, LLC, as Vice President of Operations and Exploitation. From 1996 to 2001, he served in various capacities with Apache Corporation.
Matthew A. Wurtzbacher Senior Vice President—Corporate Planning and Development	41
		Mr. Wurtzbacher has served as Senior Vice President—Corporate Planning and Development since May 2003. From December 2000 to May 2003, he served as Parent's Vice President—Corporate Planning and Development and from June 1998 to December 2000, he served as Manager—Operational Planning and Corporate Engineering.
Joan C. Sonnen Vice President—Controller and Chief Accounting Officer	50
		Ms. Sonnen has served as Vice President—Controller and Chief Accounting Officer since December 2000. Ms. Sonnen served as our Vice President—Controller and Corporate Secretary from May 1999 to December 2000 and has served as Parent's Controller since December 1993.
R. Scot Woodall Vice President—Western United States	42
		Mr. Woodall has served as Vice President—Western United States business unit since March 2004. Mr. Woodall joined Forest in October 2000 and previously served as Production and Engineering Manager for the Western Region. From 1992 to September 2000 he served as Operations and Engineering Manager—Rocky Mountain Division, at Santa Fe Synder Corporation.

        The information contained herein concerning the Parent Designees has been furnished to the Company by Parent. Accordingly, the Company assumes no responsibility for the accuracy or completeness of such information.

Security Ownership of Management and Principal Stockholders

        The following table sets forth information about the beneficial ownership of the Shares as of April 20, 2004, by (a) each person or entity known to the Company who beneficially owns more than five percent of the Shares, (b) the Company's chief executive officer and the other four most highly compensated executive officers (collectively, the "Named Executive Officers"), (c) each of the Company's directors and (d) all the Company's current directors and executive officers as a group. The following percentage information is calculated based on 15,470,006 Shares being issued and outstanding as of April 20, 2004. Unless stated otherwise, the address of each person listed below is c/o 8115 Preston Road, Suite 400, Dallas, Texas 75225, and the telephone number at that address is (214) 265-0080. Except as otherwise indicated, each of the persons named has sole voting and investment power with respect to the Shares beneficially owned by that person.

Name of Beneficial Owner

Directors and Named Officers:	Shares Directly Owned	Shares Indirectly Owned	Exercisable Stock Options	Total		Percent
George K. Hickox, Jr.	—	25,800		25,800	(1)	*
Scott W. Smith	7,800	—	4,500	12,300		*
Eric D. Long	4,000	—	8,000	12,000		*
A. W. Schenck, III	13,352	—	13,750	27,102		*
Lorne H. Larson	8,913	—	13,500	22,413		*
C. Frayer Kimball, III	8,878	455	12,750	22,083		*
Richard R. Schreiber	—	—	4,500	4,500		*
Matthew A. Eagleston	1,500	1,000	50,000	52,500		*
Eric G. Panchy	10,400	—	50,000	60,400		*
Richard S. Davis	1,000	1,000	25,000	27,000		*
Robert J. Kerian	8,250	—	25,000	33,250		*
Van Oliver	—	—	20,000	20,000		*
All Directors and Executive Officers	67,468	28,255	244,500	340,223		2.20%
Holders of 5% or More Not Named Above:	Total		Percent
Wiser Investment Company, LLC 1629 Locust Street Philadelphia, PA 19103	6,832,156	(2)	42.10%
Dimeling, Schreiber and Park Reorganization Fund II, L. P. 1629 Locust Street, 3rd Floor Philadelphia, PA 19103	3,014,642	(3)	19.50%
Wiser Investors, LP 1629 Locust Street Philadelphia, PA 19103	2,462,842	(4)	15.92%

*
Represents less than 1% of outstanding Common Stock.

The business address of each director and executive officer of the Company is c/o The Wiser Oil Company, 8115 Preston Road, Suite 400, Dallas, Texas 75225.

(1)
Mr. Hickox has shared voting and dispositive power over 25,800 Shares of Common Stock owned by his wife.

(2)
Wiser Investment Company, LLC ("WIC") has shared power to vote or to direct the vote of 2,705,882 shares of Common Stock owned by Dimeling, Schreiber & Park Reorganization Fund II, L.P. ("DS&P Fund") under the terms of the Voting Agreement between WIC and DS&P Fund. See "Certain Relationships and Related Transactions—WIC and DS&P Fund Voting Agreement."

(3)
Pursuant to the terms of the Voting Agreement between WIC and DS&P Fund, DS&P Fund shares the right to vote or direct the vote of 2,705,882 shares of Common Stock owned by DS&P Fund. Mr. Richard R. Schreiber, Mr. Steven G. Park, Mr. Peter D. Schreiber and Mr. William Quinn are members of the limited liability company that serves as the general partner of DS&P Fund. DS&P Fund and its general partner have shared voting and dispositive power over the 3,014,643 shares of Common Stock owned by DS&P Fund.

(4)
WIC, as the general partner of Wiser Investors, L.P. ("Investors"), has the sole voting power and dispositive power with respect to the shares beneficially owned by Investors.

Board of Directors

        The Board of Directors of the Company consists of seven directors. The Company has a "staggered" Board, which means that the directors have been classified, in respect to the time for which they hold office, by dividing them into three classes, with one class of directors being elected each year for a three-year term. At each annual meeting, the stockholders of the Company elect directors of the class whose term expires at such annual meeting, to hold office for the three-year term for which elected and until his successor is elected and qualified or until his earlier resignation or removal.

        The Company's current directors and certain information about each of them is listed below:

Directors Whose Terms Expire in 2004

Name	Director Since	Age	Principal Occupation and other Directorships
A. W. Schenck, III Chairman of the Governance, Nominating and Compensation Committee and member of the Audit Committee	1986	60	Secretary of Banking, State of Pennsylvania 2003 - 2004; President, Chief Executive Officer and Director of Tradenable, a financial service company, August 2000 - August 2001; Chairman, Chief Executive Officer and Director of Fleet Mortgage Group, a mortgage company, December 1997 - August 2000. Held various executive positions with Great Western Financial Corp., a thrift savings company, August 1995 - August 1997. Held various executive positions with PNC Financial Corporation, a national banking company, May 1969 -August 1995.
Eric D. Long Member of the Audit Committee and the Governance, Nominating and Compensation Committee	2001	45
			Chief Executive Officer, President and Director of USA Compression, a lease, service and packaging natural gas compressor company, August 1998 - Present; founding principal of USA Compression, 1996 - 1998; Vice President of Business Development and Director of Global Compression Services, Inc., a lease, service and package natural gas compressor company, 1993 - 1996: Held a variety of senior officer level operating positions with Hanover Energy, Inc., an energy investment company, 1987 - 1992.

Directors Whose Terms Expire in 2005
Name	Director Since	Age	Principal Occupation and other Directorships
Richard R. Schreiber Member of the Executive Committee	2000	48
			Member of DSP Investors, L.L.C., a private equity firm focused on restructuring and recapitalization transactions, through affiliated partnerships since 1982. Acting CEO of Chief Consolidated Mining Corporation (CFCM.pk) since 2003. Prior to 1982, was an industrial real estate broker and later joined Coldwell Banker in the same capacity. Director of several privately held companies.
Lorne H. Larson Chairman of the Audit Committee and member of the Corporate Nominating and Governance Committee	1995	68
			Independent consultant to companies in the energy industry since December 1999. Chairman of ProGas Limited, a Calgary, Alberta, Canada-based company involved in natural gas marketing, June 1998 - November 1999; President and Chief Executive Officer of ProGas Limited, January 1986 to May 1998; and director of AVIVA Canada Inc. and each of its subsidiary companies, a property and casualty insurance company, since April 1994.
George K. Hickox, Jr. Member of the Executive Committee	2000	45
			Chairman of the Board and Chief Executive Officer of the Company since May 26, 2000; Since 1991, has been principal in Heller Hickox & Co., a private equity investment firm focused on the energy sector; serves as director of NATCO Group Inc., a publicly-traded NYSE company, and an officer and director of several privately held companies.
Directors Whose Terms Expire in 2006
Name	Director Since	Age	Principal Occupation and other Directorships
C. Frayer Kimball, III Member of the Governance, Nominating and Compensation Committee and Executive Committee	1972	69
			Owner and Vice President of Petroleum Engineers, Inc., Lafayette, Louisiana, a consulting engineering firm since 1970: Owner and Vice President of Triumph Energy, Inc., an oil and gas production company.
Scott W. Smith Member of the Executive Committee	2000	45
			Principal of Sabine Energy Company, LLC, a private equity firm focused on investment opportunities in the energy business since 1997. From 1990 to 1996, acted as land manager for Triad Energy Corporation. From 1997 to 1998 was Manager of Land and Marketing for O'Sullivan Oil and Gas. Prior to 1990, worked in various capacities for Texas Oil and Gas Corporation and its affiliates.

  Committees of the Board of Directors

        During 2003, the Board had four standing committees: the Executive Committee, the Audit Committee, the Compensation Committee and the Corporate Nominating and Governance Committee. In March 2004, the Board combined the Compensation Committee and the Corporate Nominating and

Governance Committee into a single committee named the Governance, Nominating and Compensation Committee and the membership of both the Governance, Nominating and Compensation Committee and the Audit Committee were newly configured. All member of the Audit and Governance, Nominating and Compensation Committees are composed entirely of independent Directors as determined by the Board in accordance with the independence criteria included in the New York Stock Exchange (NYSE) corporate governance listing standards. All members of the Audit Committee meet additional independence standards applicable to audit committee members under related NYSE and SEC rules.

        The Board has not designated any member as its "Audit Committee Financial Expert" as that term is defined in the SEC rules adopted pursuant to the Sarbanes-Oxley Act of 2002. The Audit Committee and the Board of Directors believe that the Audit Committee has no such financial expert and will not seek to add one at this point in time. The reasons include: (i) the size, nature and operations of the Company are relatively small and are more simple to understand that companies with larger resources, international and more diverse North American operations; (ii) with its size, the Company's financial reporting is less complicated; and (iii) the Audit Committee Members' collective financial experience and its long standing familiarity with the Company's activities and personnel.

        The following table describes the members of each of the standing Board committees, its primary responsibilities and the number of meetings held during 2003:

Members	Responsibilities	Meetings Held in 2003
AUDIT COMMITTEE
Lorne H. Larson, Chair A.W. Schenck, III Eric D. Long
• Appoints, compensates and oversees the External Auditors and Internal Auditor

• Oversees the Company's financial controls and reporting processes

• Reviews the External Auditors

• Monitors the audit of the Company's financial statements

• Reviews the Company's annual and interim financial statements

• Reviews the Company's policies with respect to risk assessment and risk management

• Establishes procedures for and handling of complaints involving accounting, internal accounting controls and policies and audit matters

	• Reviews the Company's legal, regulatory and ethical compliance programs, including the Company's Code of Business Conduct and Ethics and Code of Ethics for Senior Financial Officers	Eight (8)

GOVERNANCE, NOMINATING AND COMPENSATION COMMITTEE(1)
A.W. Schenck, III, Chair Eric D. Long C. Frayer Kimball III
• Approves compensation and sets performance criteria for compensation programs with respect to the Company's Chief Executive Officer

• Reviews and approves compensation and sets performance criteria for compensation and bonus programs with respect to all key senior executives and elected officers

• Approves and reviews employment agreements, severance agreements, retirement agreements, change in control agreements/provisions and any special or supplemental benefits for any officer of the Company

• Approves any new stock option plans, restricted stock plans and plans designed to provide compensation primarily for officers of the Company

• Develops qualifications for membership on the Board of Directors

• Recommends nominees for election to the Board of Directors

• Gathers and reviews information with respect to the performance of the Chief Executive Officer for discussion with the Board of Directors

• Evaluates the effectiveness and performance of the Board of Directors and its Committees

• Periodically reviews and reassesses the membership of its Committees and the Company's Guidelines of Corporate Governance, Codes of Ethics and NYSE and SEC related governance issues and membership of its standing Committees

	• Evaluates possible conflicts of interest of Directors	Two (2) meetings of the Compensation Committeze; Three (3) meetings of the Corporate Nominating and Governance Committee

EXECUTIVE COMMITTEE
George K. Hickox, Jr. C. Frayer Kimball, III Richard R. Schreiber Scott W. Smith
	The Company has an Executive Committee of the Board which is not an independent committee. It was created pursuant to terms of the Stockholder Agreement executed in May, 2000. See "Certain Relationships and Related Transactions—Stockholder Agreement with WIC and DS&P Fund." The Executive Committee has the right to exercise powers and authority of the Board in management of the business and affairs of the Company during intervals between board meetings, to the extent permitted by law.	None.

(1)
In March, 2004, the Board combined the Compensation Committee and the Corporate Nominating and Governance Committee into one single committee called the Governance, Nominating and Compensation Committee. This new Committee has the same members as the former Compensation Committee.

  Meetings of the Board of Directors

        In 2003, the Board of Directors held four (4) meetings and Committees of the Board of Directors held a total of thirteen (13) meetings. Each Director attended or participated by telephone conference call in at least 90% of the aggregate of (1) the total number of meetings held by the Board and (2) the total number of meetings held by all committees on which he served in 2003. The Board convenes executive sessions of non-management directors without Company management on a regular basis. It is the Company's policy that directors should attend the annual meeting of shareholders absent exceptional cause. Last year all directors attended the annual meeting.

  Compensation of Directors

        Directors who are not employees of the Company receive an Annual Retainer of $16,000, which is payable in quarterly installments of $4,000 each, with the first payment being made in March of each year. In addition, each Director receives $1,000 for each meeting of the Board of Directors and $2,000 for each meeting of a Committee of the Board attended during the year. Each Chairman of a Committee of the Board receives an additional annual fee of $4,000. Directors who are employees of the Company or a subsidiary do not receive a retainer or fee for serving on the Board or Committees, for attending meetings of the Board or Committees or for serving as Chairman of a Committee. These increases reflect the additional responsibility of such members after the Sarbanes-Oxley Act of 2002 became effective.

        During 2002, Mr. Schenck undertook a thorough review of the corporate governance of the Company and provided the Board of Directors a report on governance and the implications to the Company of the implementation of the Sarbanes-Oxley Act of 2002. After reviewing the matter with outside counsel, the Company concluded that $10,000 was a reasonable fee to pay for such additional services of Mr. Schenck through the 2003 annual meeting of stockholders which amount was paid to Mr. Schenck in 2003.

        In 1996, the Company adopted The Wiser Oil Company Equity Compensation Plan for Non-Employee Directors (the "Equity Plan"), which allows non-employee Directors to make irrevocable elections prior to the beginning of each plan year to receive their Annual Retainers (i) all in cash, (ii) all in Phantom Shares or (iii) 50% in cash and 50% in Phantom Shares, and to defer payment of taxes on the equity portion to a subsequent date. A "Phantom Share" is an unsecured, unfunded and nontransferable right to receive from the Company one share of Common Stock, which right will automatically be exercised upon the earlier to occur of (i) the termination of the holder's service as a Director for any reason or (ii) a "Change in Control" of the Company, as defined in the Equity Plan. Non-employee Directors have no right to convert Phantom Shares into Common Stock prior to such time. The number of Phantom Shares that may be acquired by a non-employee Director on any Annual Retainer payment date is determined by dividing the amount of the Annual Retainer, or portion thereof, that the Director has elected to receive in Phantom Shares by the fair market value of a share of Common Stock on the payment date of the Annual Retainer, rounded downward to the nearest whole number. Phantom Shares are fully vested upon issuance. Holders of Phantom Shares receive payments of cash or other property equivalent to dividends paid on outstanding shares of Common Stock, but have no voting or other rights of stockholders with respect to the Phantom Shares. A maximum of 25,000 shares of Common Stock may be issued upon the conversion of Phantom Shares under the Equity Plan. For 2003, all Directors received their Annual Retainers in cash.

        A Change of Control of the Company, as defined in the Equity Plan occurred upon the closing of the transaction with Wiser Investment Company on May 26, 2000. Effective May 26, 2000, all outstanding Phantom Shares fully vested. Common Stock certificates were issued as follows: 7,913 shares of the Company's stock to Mr. Larson, 7,913 shares of the Company's stock to Mr. Mosle and 7,312 shares of the Company's stock to Mr. Schenck. This plan has a balance of 1,862 Phantom Shares.

        The 1991 Non-Employee Directors' Stock Option Plan as amended, (the "Directors' Plan") is intended to enhance the mutuality of interests between the Directors and stockholders of the Company and to assist the Company in attracting and retaining able Directors. Under the Directors' Plan, on the first business day following each Annual Meeting of Stockholders, each Director who is not an employee of the Company or a subsidiary is granted a nonstatutory stock option to purchase 1,500 shares of Common Stock at an option price equal to the fair market value of the Common Stock on the date the option is granted. The Directors' Plan also provides for the grant of an option to purchase 5,000 shares of Common Stock to each newly elected non-employee Director upon such person's initial election to the Board.

        All options granted under the Directors' Plan become exercisable six months from the date of grant and expire ten years from the date of grant. The Directors' Plan provides that, upon termination of service as a Director for any reason other than removal for cause, all outstanding options previously granted to the non-employee Director under the Directors' Plan will become immediately exercisable in full and will remain exercisable until the earlier to occur of the original expiration date of the option or three years from the date of termination of service, provided that if a Director voluntarily retires or resigns the post-termination of service exercise period may not exceed the duration of such Director's period of service as a Director of the Company. The Directors' Plan also provides that, upon removal of a Director for cause, all unvested options will immediately terminate and all unexpired vested options will be exercisable for a period of 90 days after removal.

        In February 2001, the Directors' Plan was amended to increase the total number of options that may be issued under this plan to 100,000 shares of Common Stock and extended the duration of the Plan to June 30, 2006. Pursuant to the terms of the Directors' Plan, on December 9, 2003, options to purchase 1,500 shares of Common Stock at an exercise price of $7.735 per share were granted to Messrs. Kimball, Larson, Long, Schenck, Schreiber and Smith. None of these options granted to Board members were exercised in 2003.

  Stockholder Communications with the Board

        Stockholders who wish to communicate directly with the Board or specific individual directors may do so by sending an email to voliver@wiseroil.com or by writing a letter to the Board of Directors, c/o Office of the Corporate Secretary of the Wiser Oil Company, 8115 Preston Road, Suite 400, Dallas, Texas. Such inquiries or communications will be received and forwarded to the Chairman of the Governance Committee or to another appropriate director or directors to whom the communications are directed, unless the communications are unduly hostile, threatening, illegal, do not reasonably relate to the Company or its business, or is otherwise inappropriate. The Office of the Corporate Secretary has the authority to discard or disregard any inappropriate communications or to take other appropriate actions with respect to any such inappropriate communications.

        In addition, the Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints received by the Company, including the Board and the Audit Committee, regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters. These procedures are described in the Code of Business Conduct and Ethics, which is also available on the Company's website www.wiseroil.com.

  Identifying Director Nominees; Consideration of Nominees of the Stockholders

        The Governance, Nominating and Compensation Committee may employ a variety of methods for identifying and evaluating nominees for director. The Committee regularly assesses the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated, or otherwise arise, the Committee may consider various potential candidates for director which may come to the Committee's attention through current Board members, professional search firms, stockholders or other persons. These candidates are evaluated at regular or special meetings of the Committee, and may be considered at any point during the year.

        In evaluating and determining whether to recommend a person as a candidate for election as a director, the Committee considers the qualifications set forth in the Guidelines of Corporate Governance, which include among others, some combination of the following abilities, characteristics, values and demonstrated capacities: (a) informed and thoughtful judgment; (b) integrity; (c) relevant management and other pertinent corporate experience; (d) understanding oil and gas exploration, production and operations; (e) background in public financial reporting; (f) peer respect; (g) functions well in a group setting; (h) adherence to high skill and performance standards; (i) "independent" within the meaning set forth in the Company's Guidelines of Corporate Governance; (j) absence of conflicts of interest with the Company; and (k) a willingness to undertake the requisite time commitment to Board functions.

        The policy of the Governance, Nominating and Compensation Committee, as set forth in Wiser's Guidelines on Corporate Governance, is to consider nominations submitted by shareholders in accordance with the advance notice provisions of the Company's bylaws, which provisions are discussed below under "Stockholders' Proposals." The Committee evaluates shareholder nominees based on the same criteria it uses to evaluate nominees from other sources.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers, and persons who own more than 10 percent of a registered class of the Company's equity securities, to file with the Securities and Exchange Commission (the "Commission") and the New York Stock Exchange (the "NYSE") initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Such persons are required by the Commissions regulations to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, all Section 16(a) filing requirements applicable to its directors, officers and more than 10 percent beneficial owners were complied with during the year ended December 31, 2003, except that each of the Company's six (6) Non-Employee Board of Directors received 1,500 share stock option grants on December 9, 2003 which were not reported on Form 4 until February, 2004.

Executive Officers

        The following is a list of the names and ages of all the executive officers of the Company, indicating all positions and offices with the Company held by each such person and each such person's principal occupation or employment during the past five years. The executive officers of the Company are elected each year by the Board of Directors at its first meeting following the Annual Meeting of Stockholders to serve during the ensuing year and until their respective successors are elected and qualified. Pursuant to the Management Agreement, as further discussed herein, WIC caused Mr. Hickox to serve as the Chief Executive Officer of the Company and to enter into an employment agreement with the Company. The only other person with an employment agreement and listed as an officer of the Company is Eric Panchy, President of The Wiser Oil Company of Canada. See "Employment Agreements."

Name	Age	Positions and Offices Held and Principal Occupation or Employment During Past Five Years
George K. Hickox, Jr.	45	Chairman of the Board and Chief Executive Officer of the Company since May 26, 2000.
Matthew A. Eagleston	44
		President of the Company since October 15, 2003; Vice President of Production of the Company August, 2001 - September, 2003; Manager of Operations and Engineering of the Company, August 2000 - August 2001; Project Engineer of the Company, September 1995 -August 2000;
Eric Panchy	45
		Executive Vice President of The Company, since July 2003; Vice President of Exploration, The Wiser Oil Company of Canada, July, 2001 -June, 2003; President of The Wiser Oil Company of Canada since July, 2003; Vice-President of Sunoma-Barrington Energy Corp. 1995 -2001.
Richard S. Davis	50
		Vice President of Finance of the Company since May 2000; since January 1, 2004, Chief Financial Officer of the Wiser Oil Company of Canada; Vice President of Finance of The Wiser Oil Company of Canada from August 2000 through December 2003; Controller of the Company, February 1997 - June 2000. Controller of Gemini Exploration Company, an oil and gas exploration and production company, August 1994 - February 1997.
Robert J. Kerian	49
		Vice President of Exploration of the Company since September 2001; Exploration Manager of the Company, December 1998 -August 2001; Senior Staff Geophysicist of the Company, November 1996 - November 1998. Held various staff and supervisory positions as an exploration geophysicist with Enserch Exploration, an oil and gas exploration and production company, July 1984 - November 1998.

W. B. Phillips	52	Vice President of Land of the Company since September 2001; Manager of Land of the Company, January 1991 - August 2001;
Van Oliver	54
		Vice President, General Counsel and Corporate Secretary since October 1, 2002; Consultant to the Company August, 2001 -September, 2002; and previously a partner with Andrews & Kurth from 1992 until 2001.

Summary of Annual Compensation

        The following table sets forth certain information regarding compensation paid by the Company in 2001, 2002 and 2003 to the Company's Chief Executive Officer and the five other most highly paid executive officers (the "Named Officers"). Information is also provided for A. Wayne Ritter, who retired as an executive officer in October 2003.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)			Bonus ($)		Other Annual Compensation ($)		Number of Securities Underlying Options/SARs (#)	All Other Compensation
George K. Hickox, Jr. Chairman, and Chief Executive Officer(1)	2003 2002 2001		1 1 1		-0- -0- -0-		24,450 23,583 24,455	(1) (1) (1)	-0- -0- -0-	-0- -0- -0-
A. Wayne Ritter Former President of the Company and The Wiser Oil Company of Canada(2)	2003 2002 2001	$ $ $	200,000 200,000 183,000		-0- 7,338 500		NA NA NA		-0- -0- -0-	16,530 9,623 9,870	(8)(9) (8)(9) (8)(9)
Matt Eagleston President(3)	2003 2002 2001		175,000 125,000 98,105		300 15,300 300	(3) (3) (3)	NA NA NA		25,000 25,000 -0-	6,888 5,989 5,265	(8)(9) (8)(9) (8)(9)
Eric Panchy Executive Vice President of the Company and President of The Wiser Oil Company of Canada(4)	2003 2002 2001		142,493 104,461 41,426		20,925 5,396 2,775	(4)	NA NA NA		30,000 -0- 20,000	8,550 6,236 3,195	(8)(9) (8)(9) (8)(9)
Richard S. Davis Vice President of Finance After May 26, 2000(5)	2003 2002 2001		135,000 125,000 116,504		300 4,781 300	(5) (5) (5)	NA NA NA		-0- -0- 25,000	6,542 6,413 6,185	(8)(9) (8)(9) (8)(9)
Robert J. Kerian Vice President of Exploration(6)	2003 2002 2001		145,000 125,000 117,000		300 4,500 20,300	(6) (6) (6)	NA NA NA		-0- -0- 20,000	6,715 6,452 6,210	(8)(9) (8)(9) (8)(9)
Van Oliver Vice President, Secretary and General Counsel(7)	2003 2002		155,000 140,000	(7)	300 300		N/A		-0- 20,000	660 390	(7)(8)(9) (7)(8)(9)

(1)
George K. Hickox, Jr. has an employment agreement with the Company, initially executed in May 26, 2000 for two years. The Board extended the agreement for an additional four years with an expiration date of May 26, 2006. Under it, Mr. Hickox receives a nominal salary of $1 per year and is granted an alternative housing allowance in Dallas which for the three consecutive years 2001, 2002 and 2003 respectively totaled: $24,455;

  $23,584; and $24,450. In addition, Mr. Hickox has the use of a Company owned vehicle while in Dallas. See "Employment Agreements" below. WIC, of which Mr. Hickox is a principal, has a Management Agreement with the Company. From its execution on May 26, 2000 through its expiration three years later, the Company paid WIC $300,000 annually to manage the Company. The Board amended and extended that Management Agreement as of May 26, 2003,without a term limitation but subject to a 30-day termination notice by either party. It includes a monthly payment to WIC of $50,000 to manage the Company.

(2)
A. Wayne Ritter retired in October 2003 as President of the Wiser Oil Company and The Wiser Oil Company of Canada. Under his employment agreement, Mr. Ritter is bound by the terms of his agreement with respect to the guarding of certain confidential information of the Company and its subsidiaries and an agreement not to solicit employees of the Company and its subsidiaries for a period of two (2) years.

(3)
Mr. Eagleston was elected Vice Present of Production on September 1, 2001 and President of the Company as of October 14, 2003. In 2002, Mr. Eagleston received a performance bonus of $15,000 and in 2001 and 2003 received a Christmas bonus of $300.

(4)
Mr. Panchy joined The Wiser Oil Company of Canada ("Wiser Canada") in June, 2001 and was elected Executive Vice President of the Company and President of The Wiser Oil Company of Canada in July, 2003. Mr. Panchy received a performance bonus in 2003 of $20,925. Mr. Panchy entered into an employment agreement with the Company dated September 1, 2001 which was amended in June, 2002 and July, 2003. See "Employment Agreements" below.

(5)
Mr. Davis was elected Vice President of Finance of the Company in July, 2000. Mr. Davis received a performance bonus equal to one pay period's compensation in 2002 and a Christmas bonus of $300 for 2001 through 2003.

(6)
Mr. Kerian was elected Vice President of Exploration on September 1, 2001. Mr. Kerian received a performance bonus that year of $20,000, a performance bonus in 2002 equal to one pay period's compensation and a Christmas bonus of $300 for each of years 2001 through 2003.

(7)
Mr. Oliver was elected Vice President, Secretary and General Counsel in October, 2002 and received a salary based on the annualized rate of $140,000 in 2002. In 2002 and 2003, Mr. Oliver also received Christmas bonus of $300 for each year.

(8)
The Company made contributions under the Company's Non-Qualified Restoration Plan or Savings Plan (matching those of the Named Officers other than Mr. Hickox).

	Mr. Eagleston	Mr. Panchy	Mr. Davis	Mr. Kerian	Mr. Oliver	Mr. Ritter
2003	$6,888	$8,549	$6,542	$6,715	-0-	16,230
2002	$5,629	$5,396	$6,053	$6,065	-0-	8,903
2001	$4,905	$2,775	$5,825	$5,850	-0-	9,150
(9)
The Company also paid the dollar value of life insurance premiums of Named Officers for each of the past three years, as follows:

	Mr. Eagleston	Mr. Panchy	Mr. Davis	Mr. Kerian	Mr. Oliver	Mr. Ritter
2003	$360	$840	$360	$360	$360	300
2002	$360	$840	$360	$360	$90	360
2001	$356	$420	$360	$360	$0	360

2003 Option Grants

        The following table provides information concerning the grant of stock options during 2003 to the Named Officers.

	Individual Grants(1)
Name	Number of Securities Underlying Options/SARs Granted	% of Total Options Granted to Officers In Fiscal Year(2)	Exercise or Base Price ($/Sh)	Expiration Date	Grant Due Present Value(3)
Matthew A. Eagleston	25,000	45%	5.70	October 14, 2013	$76,248
Eric G. Panchy	30,000	55%	6.03	July 15, 2013	$83,964

(1)
All grants to Named Officers during fiscal year 2003 were granted under the Company's 1991 Stock Incentive Plan. Options granted on July 14, 2003 and October 15, 2003 become exercisable as to 50% of the total and the remaining 50% respectively to Mr. Panchy and Mr. Eagleston will become immediately exercisable respectively on July 16, 2004 and on October 15, 2004. All option grants have ten-year terms and were granted with an exercise price equal to or above the fair market value of the Company's Common Stock on date of grant.

(2)
During 2003, the Company issued 55,000 options to officers. The percentages listed for each grant were calculated by dividing each grant by the total of all options granted in 2003.

(3)
This amount represent the value of the grant based upon the Black-Scholes option pricing model and assumes exercise at the end of the ten year option term, based on the following interest rates, dividend yields and volatility assumptions.

Assumptions	Grant Date	Grant Date
	July 16, 2003	October 15, 2003
Risk free interest rate	3.94%	4.40%
Dividend yield	-0-	-0-
Volatility (two-year weekly close)	29.9%	29.9%
Time to exercise	10 years	10 years

Option Exercises and Holdings

        The following table provides information, with respect to each Named Officer of the Company, concerning unexercised options/SARs held as of the end of the fiscal year ended December 31, 2003.

			Number of Securities Underlying Unexercised Options/SARs at FY-End (#)(1)		Value of Unexercised In-the-Money Options/SARs at FY-End ($)(2)
	Shares Acquired On Exercise (#)
Name		Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
George K. Hickox, Jr.	-0-	-0-	-0-	-0-	-0-	-0-
A. Wayne Ritter	-0-	-0-	212,500	-0-	126,650	-0-
Matthew A. Eagleston	-0-	-0-	37,500	12,500	83,125	29,625
Eric Panchy	-0-	-0-	35,000	15,000	71,600	40,500
Robert J. Kerian	-0-	-0-	25,000	-0-	53,500	-0-
Richard S. Davis	-0-	-0-	25,000	-0-	53,500	-0-
Van Oliver	-0-	-0-	10,000	10,000	34,000	34,000

(1)
Represents the number of shares of the Company's Common Stock underlying the options and SARs held by the named officer.

(2)
The closing price for the Company's Common Stock as reported by the NYSE on December 31, 2003 was $8.40. Value is calculated on the basis of the difference between $8.40 and the option exercise price of an "in-the-money" option multiplied by the number of shares of Common Stock underlying the option.

Employee Benefit Plans and Long-Term Incentive Plans

Pension Benefits

        Frozen Retirement Income Plan.    Each Named Officer, except Mssrs. Hickox and Panchy, is covered by the Company's Retirement Income Plan ("Qualified Plan"), a non-contributory defined benefit pension plan under which retirement benefits are provided to substantially all non-union employees of the Company. Prior to January 1, 1999, the Qualified Plan provided a monthly benefit upon retirement based on the employee's average monthly earnings (computed generally on the basis of the participant's average monthly earnings for the 60 highest paid consecutive months during the 120 consecutive months immediately preceding the employee's termination date) and years of service.

        Effective as of December 31, 1998, the Qualified Plan was amended to "freeze" benefits so that no additional benefits would accrue under the Qualified Plan for anyone after December 31, 1998. The amendment did not reduce the benefits accrued under the Qualified Plan on or before December 31, 1998, or affect the amount of any benefit payments then being made pursuant to the Qualified Plan.

        In 2001, the Qualified Plan was amended to allow accruals under a cash balance formula for service after September 30, 2000. Under this formula, a hypothetical account balance is determined for each participant. Each quarter, this account is credited with 1.50% interest on the balance at the beginning of the quarter, plus 3% of the employee's basic compensation for the quarter. Upon retirement, the Qualified Plan will provide a monthly income that is the actuarial equivalent of the hypothetical account balance at the time of termination, but in no event less than the frozen accrued benefit that would have been paid before the 2001 amendment. In lieu of a monthly income, participants may instead receive a lump sum payment of the actuarial value of benefits payable from the Qualified Plan. Such sums are set for below:

Name	Lump Sum Retirement Benefit Calculated as of December 31, 2003
Matthew A. Eagleston	$22,912
Robert J. Kerian	$25,736
Richard S. Davis	$25,449
Van Oliver	$4,484

        Based upon the actuarial assumptions presently being used to fund the Qualified Plan and assuming continued employment to age 65, the estimated combined annual retirement benefits payable under the Qualified Plan in the form of a single life annuity commencing at age 65 would be, $14,973 per year for Mr. Davis, $17,054 per year for Mr. Kerian, $27,484 for Mr. Eagleston, and $6,959 per year for Mr. Oliver.

        Retirement Restoration Plan.    Certain former executives of the Company also participate in the Company's Retirement Restoration Plan (the "Retirement Restoration Plan"). The Retirement Restoration Plan is a nonqualified deferred compensation plan. The participants in the plan are the Chief Executive Officer and any other employee of the Company (i) who is a participant in the Retirement Plan, (ii) whose annual salary is at least $150,000, and (iii) who has been designated by the Chief Executive Officer to participate in the plan. For 2002 and 2003, Mr. Ritter who retired in October, 2003 was the only Named Executive Officer who was a participant in the Retirement Restoration Plan.

        In order to comply with the tax qualification requirements of the Internal Revenue Code of 1986, as amended (the "Code"), the maximum annual retirement benefit that may be accrued and that the Company can fund, and the maximum compensation that may be used in determining future benefit accruals, under the Retirement Plan are subject to certain limitations. The Retirement Restoration Plan provides for the payment of benefits equal to the amount by which (i) the value of the benefits that would have been payable to a participant under the Qualified Plan if such benefits were not limited by such maximum compensation and maximum benefit limitations, exceeds (ii) the value of the benefits actually payable under the Qualified Plan.

        Benefits under the Retirement Restoration Plan normally are paid concurrently with the payment of benefits under the Qualified Plan. However, if a participant's employment terminates (other than by reason of death, retirement or disability) within two years following a Change of Control (as defined in the Retirement Restoration Plan), the value of such participant's Retirement Restoration Plan benefits will be distributed to such participant in a single lump sum within 60 days following such termination of employment. Retirement Restoration Plan benefits are payable from the general assets of the Company.

Employment Agreements

        George K. Hickox Jr. entered into an employment agreement with the Company effective May 26, 2000. The employment of Mr. Hickox was for a two-year period commencing on the date of the agreement. That agreement was extended for four additional years beginning May 26, 2002 unless earlier terminated in accordance with the terms thereof. During the employment term, Mr. Hickox will serve as Chief Executive Officer and (to the extent elected or appointed as a director of the Company) Chairman of the Board of the Company, accountable only to the Board. The Employment Agreement requires that Mr. Hickox devote a substantial majority of his time and attention to the business affairs of the Company. The Company acknowledges that Mr. Hickox has outside business interests and has agreed he may devote a portion of his time and attention to such business interests provided they do not materially interfere with the performance of his duties under the Employment Agreement. During the employment term, the Company will pay Mr. Hickox for his services a base salary at the rate of $1.00 per year, provided that such base salary may be adjusted from time to time by the Board at its discretion. In addition to base salary, Mr. Hickox will be entitled to participate in all employee benefit plans and programs provided by the Company to its executive officers generally, subject to terms, conditions and administration of such plans and programs. However, Mr. Hickox has agreed that, unless otherwise determined by the Board, he will not be entitled to receive any stock options, restricted stock or other similar stock-based awards under the Company's stock incentive plans. The Employment Agreement also contains provisions regarding the Company furnishing an automobile and housing for Mr. Hickox's use in Dallas, and the reimbursement by the Company of certain of his travel expenses. The Board may terminate Mr. Hickox's employment for cause, and Mr. Hickox has the right to terminate his employment, at any time, by providing at least 30 days prior written notice.

        The Wiser Oil Company of Canada ("Wiser Canada") entered into an employment agreement with Mr. Panchy in his capacity as its Vice President of Exploration, dated as of September 1, 2001, for a term of one year at a base salary of $165,000 (Can). Wiser Canada also agreed to furnish Mr. Panchy with a car allowance and the right to participate in the Company's savings, stock option and other benefit plans. In certain events, including a "change of control", as that term is defined in the agreement, of the Company or Wiser Canada, Mr. Panchy is entitled to receive certain additional compensation and benefits, including primarily twice his then base salary and reimbursement for the amount of Canadian taxes would be applicable to or estimated to be incurred with respect to such additional compensation. The term of that employment agreement has been twice extended, with its effectiveness continuing through September 1, 2004. Mr. Panchy was appointed President of Wiser Canada and Executive Vice President of the Company in July, 2003.

Compensation Committee Report on Executive Compensation

        In 2003, the Compensation Committee was comprised of three independent, non-employee directors of the Company. The Compensation Committee was combined in March, 2004 with the Corporate Governance and Nominating Committee to form the Governance, Nominating and Compensation Committee. In its reconstituted state, the Committee continues to be responsible for establishing and evaluating the Company's executive compensation policy and strategy. The following members of the former Compensation Committee were appointed as the members of the new Governance, Nominating and Compensation Committee in March 2004.

The Compensation Committee:
(Until March, 2004)

A. W. Schenck, III, Chairman
C. Frayer Kimball, III
Eric D. Long

        Committee and Philosophy.    The Committee's responsibilities include: (i) reviewing the design and competitiveness of the Company's compensation and benefits programs, (ii) establishing the compensation program for the Chief Executive Officer; (iii) reviewing and approving the compensation program for other executive officers, (iv) approving changes to the base salary and incentive or bonus payments to the Chief Executive Officer, other executives and employees and (v) administering the Company's stock option plan and SAR plan. The Committee's objectives are:

  •
  To provide compensation comparable to similar companies in the oil and gas industry enabling the Company to attract, retain, motivate and reward its executive officers. These elements are critical to the Company's long-term growth and success.

  •
  To align the interests of executives with the long-term interests of stockholders through stock option awards whose value over time depends upon the market value of the Company's common shares.

  •
  To motivate and retain key senior officers to achieve strategic business initiatives and reward them for their achievements.

  •
  To work closely with the Chief Executive Officer to assure that the compensation program supports management's objectives for the Company.

        The goals of the Compensation Committee were and continue to be to ensure that the compensation provided to the Company's executive officers is consistent with the Company's annual and long-term performance objectives, reward superior performance, while at the same time providing a means for motivating and retaining key executives with exceptional leadership abilities. The Company's policy is to pay executive officers a base salary with performance rewarded by cash incentive bonuses, stock options and/or share appreciation rights (SARs) after a review of all indices of performance. The executive compensation program is founded upon the same guidelines as used for all other employees of the Company.

        Each position including executive positions is reviewed on an annual basis. All positions are compared on the basis of job descriptions to similar positions in compensation/benefits surveys of a peer group of comparable companies within the energy industry. The Committee reviews industry standards, increases in cost of living and the Company's goals to approximate the median of competitive practices with respect to base salaries.

        Base Salary.    Each year, the Compensation Committee (now the Governance, Nominating and Compensation Committee) recommends base salaries at levels within the competitive market range of comparable companies. Other factors taken into consideration in establishing base salaries are responsibilities delegated to the executive, length of service, individual performance and internal equity considerations.

        Annual Incentive Compensation Plan.    Bonuses in 2003 were based on the overall performance of the Company relative to expectations and on individual overall contributions to 2003 results. Operating cash flow, reserve replacement and increases in reserve values are primary performance measures providing the basis for determination of the amounts of incentive awards. Performance measures and goals are reevaluated annually, and in making an award, the Committee may reflect other relevant performance results as identified in the following paragraph.

        Due to the effect of uncontrollable factors in the oil and gas industry, such as oil and gas prices, an evaluation of Company performance based on only one or two measures may not provide a complete analysis of overall Company performance. The Committee annually reviews other important indicators of performance, such as earnings per share, return of invested capital, reserve growth, lease operating expenses, finding costs, and administrative expenses. Based on the results of these assessments and an evaluation by the Committee of individual executive performance, the Committee may adjust awards to reflect individual performance.

        Stock Option Plan.    Stock ownership is an important component for ensuring that executives' interests are aligned with stockholders. In an effort to facilitate stock ownership for executives, the Company provides stock options and SARs primarily as long-term incentive reward vehicles. The Committee considers a number of factors in determining stock option and SAR awards, including the Company's success in achieving annual and strategic goals, assessment of executive contributions to the Company and the expected future role and contribution of the executive to the overall success of the Company. The Company granted 30,000 shares as stock options to Mr. Panchy and 25,000 shares as stock options to Mr. Eagleston in 2003, the presidents respectively of Wiser Canada and The Wiser Oil Company.

        Performance Bonuses.    The competitive factors and marketplace, as discussed above determine base salary for officers. Mr. Kerian was elected Vice President of Exploration on September 1, 2001. He received a $20,000 performance bonus in 2001. Mr. Phillips was elected Vice President of Land on September 1, 2001. He received a $9,092 performance bonus. There were no salary increases or other incentive bonuses granted by the Committee to officers for 2001. Matt Eagleston, Vice President of Production received a performance bonus of $15,000 in 2002. Mr. Panchy was elected Executive Vice President of the Company and President of the Wiser Oil Company of Canada effective July 16, 2003 and received a $20,000 bonus in 2003. In addition each other officer of the Company received a performance bonus equal to one pay period's (two weeks) compensation in 2002 and a Christmas bonus of $300 in 2001 and 2003.

        The Compensation Committee believes that linking executive compensation to corporate performance results in a better alignment of compensation with corporate goals and stockholder interest. As performance goals are met or exceeded, resulting in increased value to stockholders, executives are rewarded commensurately. This balanced executive compensation program provides a competitive and motivational compensation package to the executive officer team necessary to continue to produce the results the Company strives to achieve.

        Policy Regarding Tax Deductibility of Executive Compensation.    Section 162(m) of the Code generally limits (to $1 million per covered executive) the deductibility for federal income tax purposes of annual compensation paid to a Company's chief executive officer and each of its other four most highly compensated executive officers. The $1 million deduction limit does not apply, however, to "performance-based compensation" as that term is defined in Section 162(m) of the Code and the regulations promulgated thereunder. The Compensation Committee does not presently anticipate that the compensation of any executive officer will exceed the cap on deductibility imposed by

Section 162(m) of the Code during fiscal 2001. The Company will continue to analyze its executive compensation practices and plans on an ongoing basis with respect to Section 162(m) of the Code. The Committee believes that this provision of the tax law is unlikely to have any impact upon the Company in the near future.

        2003 Compensation for the Chief Executive Officer.    George K. Hickox Jr. entered into an employment agreement with the Company effective May 26, 2000 which was renewed and extended effective March 26, 2002 for four years. During the extended employment term, the Company will pay Mr. Hickox for his services a base salary at the rate of $1.00 per year, provided that such base salary may be adjusted from time to time by the Board at its discretion. Mr. Hickox's nominal salary was not adjusted in 2003. In addition to his nominal salary, Mr. Hickox will be entitled to participate in all employee benefit plans and programs provided by the Company to its executive officers generally, subject to terms, conditions and administration of such plans and programs. However, Mr. Hickox has agreed that, unless otherwise determined by the Board, he will not be entitled to receive stock options, restricted stock or other similar stock-based awards under the Company's stock incentive plans. See "Employment Agreements" herein. WIC, whose principals consist of Mr. Hickox, Douglas Heller and Scott Smith, entered into a Management Agreement with the Company, dated May 26, 2000, under which WIC was paid $25,000 monthly to provide management for the Company. The Board of Directors extended and amended the management agreement effective May 26, 2003, with each party having the ability to terminate it upon fifteen (15) days notice to the other. Under the amended agreement, the Company pays WIC a monthly fee of $50,000 to manage the Company.

        Employee Retention Plan.    The Compensation Committee recommended and the entire Board of Directors approved a retention plan to provide the Company's employees a degree of certainty over their future employment, to be activated in the event of "change in control" for the Company, as that term is defined in the plan. While not being aware of any pending decisions regarding such an event, the Company implemented the Retention Plan, thereby entitling all active employees to severance payments based on the length of their service and each employee's status as either full or part time. Such severance will equal four (4) weeks of base pay for each year of service, with periods calculated on the basis of 52 weeks per year and service of less than a year prorated accordingly and with a minimum severance of 26 weeks and a maximum of 52 weeks. These severance payments accrue only if the executive officer is released from employment, is offered a position that would cause a material reduction in responsibility or is offered a comparable position but is required to move his or her job location by more than 50 miles, in each case within six months of a change of control of the Company.

Certain Relationships and Related Party Transactions

The Transaction with Wiser Investment Company

        On March 10, 2000, the Company and WIC entered into an Amended and Restated Stock Purchase Agreement (the "Stock Purchase Agreement") and an Amended and Restated Warrant Purchase Agreement (the "Warrant Purchase Agreement" and together with the Stock Purchase Agreement, the "Purchase Agreements"). The closing of the transactions contemplated by the Purchase Agreements occurred on May 26, 2000. Under the Purchase Agreements, the Company issued, as a new issuance, and sold to WIC and Dimeling, Schreiber and Park, a Pennsylvania partnership ("DS&P") and nominee for Dimeling, Schreiber and Park Reorganization Fund, L. P., a Delaware limited partnership ("DS&P Fund"), 600,000 shares of 7% Series C Cumulative Convertible Preferred Stock, par value $10.00 per share, of the Company (the "Preferred Stock") for an aggregate purchase price of $15 million. Warrants to purchase 445,030 shares of Common Stock at $4.25 per share (subject to adjustment) for an aggregate purchase price of $8,900.59 were also sold to WIC at that time.

        On June 1, 2001, WIC assigned its rights, under the Stock Purchase Agreement, to purchase 400,000 additional shares of Preferred Stock to Investors and A. Wayne Ritter. WIC also acquired warrants to purchase 296,686 shares of Common Stock at $4.25 per share (subject to adjustment) for an aggregate purchase of $5,933.72.

        On May 26, 2003, the Preferred Stock issued to WIC, DS&P (now held of record by DS&P Fund), Investors and Mr. Ritter automatically converted into an aggregate of 5,882,353 shares of Common Stock. A total of 541,726 shares of Common Stock were issued to WIC, Investors, DS&P (now held of record by DS&P Fund) and Mr. Ritter as dividends paid-in-kind on the Preferred Stock.

        In connection with the Purchase Agreements, the Company also entered into a Management Agreement with WIC, a Stockholder Agreement with WIC and DS&P as discussed below, and an employment agreement with George K. Hickox, Jr., as discussed under "Executive Compensation—Employment Agreements" above. George Hickox, the Company's Chairman of the Board and Chief Executive Officer, and Scott Smith, a director of the Company, are principals of WIC. WIC is also the general partner of Investors.

        WIC and DS&P Fund Voting Agreement.    Pursuant to the Voting Agreement by and between WIC and DS&P dated May 26, 2000 and replaced by a Voting Agreement dated April 23, 2004 with DS&P Fund (the "Voting Agreement"), DS&P Fund has irrevocably appointed WIC as its attorney-in-fact and proxy to vote on all matters, other than certain excluded matters, in such a manner as WIC, in its sole discretion, deems proper. DS&P Fund has retained the power to vote in its sole discretion with respect to the merger, consolidation, reorganization, bankruptcy, liquidation, recapitalization or sale of substantially all of the Company's assets. For so long as DS&P Fund holds at least 2,058,823 shares of Common Stock), DS&P Fund is entitled to nominate one Designee to serve on the Board of Directors of the Issuer; provided however, that DS&P Fund has no rights to nominate a Designee for so long as Mr. Hickox serves on the Board of Directors of the Company. The Voting Agreement may be terminated on the earliest of (i) mutual consent, (ii) the date on which WIC reduces its ownership in the Company by more than 50% of WIC's initial investment, or (iii) five years from the date of such agreement.

        The Management Agreement between the Company and WIC.    The Company and WIC entered into a Management Agreement on May 26, 2000 (the "Management Agreement"). Under the Management Agreement, the Company currently pays WIC $50,000 per month in management fees. The Board and the Compensation Committee approved an amendment to the Management Agreement effective May 26, 2003 to extend its current term indefinitely, but, subject, however to each party's right of termination upon 30 days written notice to the other.

        Stockholder Agreement with WIC and DS&P Fund.    Under the Stockholder Agreement dated May 26, 2000 by and between the Company, WIC and DS&P (the "Stockholder Agreement"), WIC and DS&P Fund (who assumed DS&P's rights and obligations under the Stockholder Agreement) have the right to designate three members to serve on the Board and the Executive Committee of the Board, and to designate one member who is not an executive officer to serve on each other committee of the Board of Directors (except as otherwise required by law or New York Stock Exchange regulations). These rights continue as long as WIC and DS&P Fund beneficially own 4,600,000 or more fully-diluted shares. Otherwise, WIC and DS&P Fund have the right to designate that number of members to the Board of Directors and the Executive Committee corresponding to their beneficial ownership of fully diluted shares as set forth below:

Number of Fully-Diluted Shares	Number of WIC Designees
From 2,800,000 to 4,600,000	Two
From 800,000 to 2,800,000	One
Less than 800,000	Zero

        WIC and DS&P Fund initially designated Messrs. Smith, Schreiber and Hickox to fill three vacancies created in the Board at the closing of the Purchase Agreements to serve until the annual meeting of the Company's stockholders at which the term of the class to which such designee has been appointed expires, and until his respective successor is elected and qualified or until his earlier death, resignation or removal from office.

        The Company has agreed to extend certain registration rights to the shares of Common Stock issued (i) upon conversion of the Preferred Stock, (ii) upon exercise of the Warrants or (iii) as dividends paid-in-kind on the Preferred Stock. WIC and DS&P Fund are entitled to two demand registrations, which may be effected for the sale of the Common Stock in a single transaction or by means of a "shelf" registration statement for an offering to be made on a continuous basis under the Securities Act of 1933, subject to certain limitations. The Stockholder Agreement also provides certain "piggyback" registration rights to WIC and DS&P Fund whenever the Company proposes to register an offering of any of its capital stock under the Securities Act of 1933 until such time as WIC and DS&P Fund cease to beneficially own in the aggregate at least five percent of the outstanding Common Stock on a fully-diluted basis. WIC has agreed, upon written notice, to effect DS&P Fund's demand registration rights pursuant to the Stockholder Agreement provided that DS&P Fund owns at least 2,058,823 shares of Common Stock.

Equipment Purchases from NATCO Group, Inc.

        During 2003, the Company purchased oil field equipment from NATCO Group, Inc., a Delaware corporation, for $104,870.35, without GST taxes and approximately $1,289 and $82,000 respectively in 2002 and 2001. Mr. Hickox, Chairman of the Board and Chief Executive Officer of the Company, is a stockholder and a director of NATCO Group, Inc.

Performance Information

        The following graph compares yearly percentage change in the cumulative total return on the Company's Common Stock during the five fiscal years ended December 31, 2003, with the cumulative total return of the Broad Market Index, which is an index of companies on the S&P 500 Index, and an index of peer companies selected by the Company.

5 YEAR CUMULATIVE TOTAL RETURN AMONG
THE WISER OIL COMPANY, S&P 500 INDEX AND PEER
GROUP INDEX

Assumes $100 Invested On December 31, 1998,
Assumes Dividend Reinvested Fiscal
Year Ending December 31, 2003

	1998	1999	2000	2001	2002	2003
The Wiser Oil Company	$100	$117.65	$247.06	$251.76	$161.88	$395.29
Peer Group Index	100	106.55	304.23	188.65	213.02	326.64
Broad Market Index	100	121.04	110.02	96.95	75.52	97.18

Companies in the Company's peer group have changed from a year ago to a group whose average size, exploration and production, focus and operations more approximates that of the Company. The group includes: Magnum Hunter Resources, Inc.; ATP Oil & Gas Corporation; Denbury Resources, Inc.; Clayton Williams Energy, Inc. and Carrizo Oil and Gas, Inc. The Stock Performance Graph and calculations were provided to the Company by Media General Financial Services. The graph and calculations assume $100 invested at the closing sale price on December 31, 1998, and reinvestment of dividends.

ANNEX B

PETRIE PARKMAN & Co.

600 Travis, Suite 7400
Houston, Texas 77002
713/650-3383 • Fax: 713/650-8461

May 21, 2004

The Board of Directors
The Wiser Oil Company
8115 Preston Road
Suite 400
Dallas, Texas 75225

Members of the Board:

        Forest Oil Corporation, a New York corporation ("Parent"), TWOCO Acquisition Corp., a Delaware corporation and a wholly owned direct subsidiary of Parent ("Sub"), and The Wiser Oil Company, a Delaware corporation ("Wiser" or the "Company"), propose to enter into an agreement and plan of merger (the "Merger Agreement"), pursuant to which, among other things, (i) Sub would commence a tender offer (the "Offer") for all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company at $10.60 per Share, net to the seller in cash (the "Consideration"), and (ii) Sub would be merged with and into the Company (the "Merger"), as a result of which the Company will become a wholly owned subsidiary of Parent. Pursuant to the Merger, each Share not acquired in the Offer (other than Shares owned by the Company, Sub, Parent or any wholly-owned subsidiary of the Company, Sub or Parent) will be converted into the right to receive the Consideration. The Offer and the Merger, taken together, are referred to as the "Transaction."

        You have requested our opinion as to whether the Consideration to be received by the holders of the Shares in the Transaction is fair from a financial point of view to such holders.

        In arriving at our opinion, we have, among other things:

  1.
  reviewed certain publicly available business and financial information relating to the Company, including (i) its Annual Reports on Form 10-K and related audited financial statements for the fiscal years ended December 31, 2001, December 31, 2002 and December 31, 2003 and (ii) its Quarterly Report on Form 10-Q and related unaudited financial statements for the fiscal quarter ended March 31, 2004;

  2.
  reviewed certain estimates of the Company's oil and gas reserves, including (i) estimates of proved and non-proved reserves prepared by the independent engineering firms of DeGolyer & MacNaughton and Gilbert Lausten Jung Associates Ltd. as of December 31, 2003, and (ii) estimates of non-proved reserves prepared by the management and staff of the Company as of December 31, 2003;

  3.
  analyzed certain historical and projected financial and operating data of the Company prepared by the management and staff of the Company;

  4.
  discussed the current operations and prospects of the Company with the management and staff of the Company;

  5.
  reviewed the trading history of Wiser common stock;

  6.
  compared recent stock market capitalization indicators for the Company with recent stock market capitalization indicators for certain other publicly-traded independent energy companies;

  7.
  compared the financial terms of the Merger with the financial terms of other transactions that we deemed to be relevant;

  8.
  participated in certain discussions and negotiations among the representatives of Wiser, Forest and their respective legal advisors;

  9.
  reviewed a draft dated May 21, 2004 of the Merger Agreement and a draft dated May 21, 2004 of the proposed Stockholder Agreement by and among Parent, Sub and certain stockholders of the Company (the "Stockholder Agreement" and, together with the Merger Agreement, the "Transaction Agreements"); and

  10.
  reviewed such other financial studies and analyses and performed such other investigations and taken into account such other matters as we have deemed necessary or appropriate.

        In connection with our opinion, we have assumed and relied upon, without assuming any responsibility for, or independently verifying, the accuracy and completeness of all information supplied or otherwise made available to us by the Company. We have further relied upon the assurances of representatives of the management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any material respect. With respect to projected financial and operating data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company relating to the future financial and operational performance of the Company. With respect to the estimates of oil and gas reserves, we have assumed that they have been reasonably prepared on bases reflecting the best available estimates and judgments of the management and staff of the Company (and its engineering consultants, as applicable) relating to the oil and gas properties of Wiser. We have not made an independent evaluation or appraisal of the assets or liabilities of the Company, nor, except for the estimates of oil and gas reserves referred to above, have we been furnished with any such evaluations or appraisals. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. We have also assumed that the final form of the Transaction Agreements will be substantially similar to the last drafts reviewed by us, and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver of any of the conditions precedent to the Transaction contained in the Merger Agreement.

        Our opinion relates solely to the fairness from a financial point of view of the Consideration to be received by the holders of Shares in the Transaction. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Merger Agreement and our opinion does not constitute a recommendation to any holder of Shares as to whether such holder should tender any Shares pursuant to the Offer or how such holder should vote on the Merger. Our opinion does not address the relative merits of the Transaction as compared to any alternative business transaction or strategic alternative that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. We have not been asked to consider, and this opinion does not address, the tax consequences of the Transaction to any particular shareholder of Wiser, or the prices at which the Wiser Common Stock will actually trade at any time, including following the announcement of the Transaction. We are not rendering any legal or accounting advice and understand the Company is relying on its legal counsel and accounting advisors as to legal and accounting matters in connection with the Transaction. As you are aware, we are acting as financial advisor to Wiser and we will receive a fee from Wiser for our services, a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory services to Wiser and Parent, and have received customary fees for such services. Furthermore, in the ordinary course of business, we or our affiliates may trade in the debt or equity securities of the Company, as well as securities of Parent, for the accounts of our customers or for our own account and, accordingly, may at any time hold a long or short position in such securities.

        Our opinion is rendered on the basis of conditions in the securities markets and the oil and gas markets as they exist and can be evaluated on the date hereof and the conditions and prospects, financial and otherwise, of the Company as they have been represented to us as of the date hereof or as they were reflected in the materials and discussions described above. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of the Shares in the Transaction is fair from a financial point of view to such holders.

Very truly yours,
PETRIE PARKMAN & CO., INC.
By:	/s/ J. C. HUGHES

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  ITEM 1. SUBJECT COMPANY INFORMATION
  ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON
  ITEM 3. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
  ITEM 4. THE SOLICITATION OR RECOMMENDATION
  ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED
  ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
  ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
  ITEM 8. ADDITIONAL INFORMATION
  ITEM 9. EXHIBITS
SIGNATURE
Directors Whose Terms Expire in 2004
Summary Compensation Table
2003 Option Grants
ANNEX B